UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a – 16
AND 15d – 16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PACIFIC CENTURY CYBERWORKS LIMITED
(Registrant's name)

39th Floor, PCCW Tower, TaiKoo Place,
979 King's Road, Quarry Bay, Hong Kong

(Address of principal executive offices)

Table of Exhibits

Exhibit No.	Description
1.	Agreement dated June 28, 2002 between the Company and Telstra Corporation Limited ("Telstra");
2.	Deed of Release dated June 28, 2002 executed by Telstra relating to the redemption of the Company's US$750 million convertible bonds due 2007;
3.	US$190 million 5% mandatory convertible note due 2005 issued by the Company on June 28, 2002 to Telstra;
4.	Equitable Mortgage Amendment Deed dated June 28, 2002 between Pacific Century Cable Holdings Limited, the Company and Telstra;
5.	Supplemental Security Trust Deed dated June 28, 2002 in respect of US$190 million 5% mandatory convertible note due 2005;
6.	Circular dated July 22, 2002 regarding the discloseable transaction with Telstra; and
7.	Announcement dated July 22, 2002 relating to the despatch of shareholder circular setting out details of the discloseable transaction with Telstra and the provision of a summary of the results of the disposal of the Company's interest in Joint Venture (Bermuda) No. 2 Limited published in Hong Kong newspaper on July 22, 2002.

This Agreement ("Agreement") is dated this 28th June 2002 and made between:

A. **Telstra Corporation Limited** (ABN 33 051 775 556) of 242 Exhibition Street, Melbourne, Victoria, Australia ("Telstra"); and

B. **Pacific Century CyberWorks Limited** of 39th floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong ("PCCW"), (Telstra and PCCW are collectively referred to as "the Parties").

1. The Parties agree that the US$750 million Variable Coupon Subordinated Convertible Bond due 2007 ("Bond") shall be repaid in full together with US$54,377,368 being all accrued interest at completion of this Agreement ("Completion") and such obligation to pay principal and accrued interest shall be satisfied in full in cash on the condition that such cash shall forthwith be applied by Telstra or its affiliate to purchase the securities referred to in Clause 2. Upon such repayment,

   (a) the subordinated guarantee dated 7 February 2001 entered into by PCCW-HKT Telephone Limited and Telstra shall be released or cancelled;

   (b) the Equitable Mortgage of Shares dated 7 February 2001 entered into by Pacific Century Cable Holding Limited, PCCW and Telstra ("Equitable Mortgage") shall be amended to become security for the Secured Note (defined below); and

   (c) the side letter from PCCW to Telstra dated 7 February 2001 in relation to the Bond shall be released or cancelled.

2. At Completion and on repayment of principal and accrued interest referred to in Clause 1 and in consideration of an aggregate sum of US$804,377,368:

   (a) Telstra or its designated affiliate shall purchase and PCCW shall procure its wholly-owned subsidiary, Pacific Century Mobile Holdings Limited, to sell the whole of its 40% of Joint Venture (Bermuda) No. 2 Limited ("RWC"), being 200,000,000 ordinary shares of RWC ("Sale Shares"); and

   (b) Telstra or its designated affiliate shall subscribe for, and PCCW shall issue a US$190 million mandatorily convertible secured note ("Secured Note") with the principal terms of the Secured Note as set forth in Clause 3.

3. The Secured Note shall have the following principal terms:

   (a). Principal: The principal amount shall be US$190 million.

   (b). Interest: The Secured Note shall bear interest at the rate of 5% per annum, which interest shall not be payable prior to repayment of the principal and accordingly shall accrue until the date of such repayment as set forth in Clauses 3(c), (d) or (g). Interest shall accrue daily and be compounded on the last day of each calendar quarter following issue of the Secured Note.

   (c). Repayment Date: The Secured Note plus accrued interest shall be repaid in full by PCCW on the earlier of:

      (i) 30 June 2005; or

(ii) a date which falls 30 days after the delivery to PCCW by Telstra of a notice declaring that an acceleration event as set forth in Clause 3(h) has occurred,

(any of (i) or (ii) being a "Repayment Date").

Subject to Clauses 3(d), (g), (i) and (j), the Secured Note plus interest accrued to the Repayment Date will be so repaid in full by being mandatorily converted into such number of ordinary shares of PCCW as shall be calculated as set forth in Clause 3(e). Subject to Clause 3(i), the Secured Note may only be converted in full and not in part.

(d). Cancelled Listing: If the Repayment Date arises at a time when the listing of ordinary shares of PCCW on the Stock Exchange of Hong Kong ("Stock Exchange") has been cancelled or withdrawn, the repayment of the Secured Notes shall be satisfied by the repayment in full, in cash on the Repayment Date of the principal and interest accrued up to the Repayment Date.

(e). Calculation: Subject to Clauses 3(d), (g), (i) and (j), the repayment of the Secured Note shall be satisfied in full by the issue and allotment on the Repayment Date to Telstra or a subsidiary of Telstra nominated by Telstra of such number of new PCCW shares as shall be calculated by dividing the principal and interest accrued up to the Repayment Date by the Volume Weighted-Average Price of Listed PCCW Shares on the 20 dealing days immediately prior to the Repayment Date. For this purpose, "Volume Weighted Average Price" shall mean the volume weighted average of the prices for Listed PCCW Shares traded in all transactions concluded by automatic order matching under the Automatic Order Matching and Execution System of the Stock Exchange on the days for which the calculation is being made, the details of which are available from the Stock Exchange. In the event of dispute between the Parties as to the determination of Volume Weighted Average Price, the Parties agree that they shall jointly appoint as arbiter an international investment bank headquartered in London or New York, and the decision of such international investment bank shall be final and binding on the Parties.

(f). Pari Passu: The new ordinary PCCW shares to be issued pursuant to Clause 3(e) shall be credited as fully paid ranking pari passu in all respects with all other ordinary shares of PCCW in issue on the date of issue thereof.

(g). Repayment in Cash: In addition to the right to accelerate mandatory conversion as set forth in Clause 3(c)(ii), Telstra shall have the right to accelerate repayment for cash if a resolution is passed or an order of a court of competent jurisdiction is made that PCCW be wound up or dissolved otherwise than:

(i) for the purposes of or pursuant to and followed by a consolidation or amalgamation with or merger into PCCW or any of its subsidiaries, or

(ii) for the purposes of or pursuant to and followed by a consolidation, amalgamation or, merger, reconstruction or reorganisation (other than as described in (i) above) the terms of which shall have previously been approved in writing by the holder of the Secured Note (if more than one holder, acting together), which approval shall not be unreasonably withheld or delayed.

PCCW may accelerate repayment for cash at any time during which the Secured Note is outstanding by paying the principal and accrued interest calculated up to the date of repayment. Save for the above provisions of this Clause 3(g) or pursuant to Clauses

3(d), (i) and (j), there shall be no acceleration for cash other than by agreement between the Parties and no right of either Party to require payment of principal or accrued interest in cash.

(h). Acceleration events: For the purposes of Clause 3(c), an acceleration event occurs:

(i) if an Event of Default or Potential Event of Default (each as defined in the Reach Facility) occurs under the Reach Facility; or,

(ii) if Telstra does not receive within 21 days from the end of any Confirmation Month a notification under Clause 4(b) that in that Confirmation Month the board of directors of Reach Ltd ("Reach Board") duly passed a resolution to the effect set out in Clause 4(a); or

(iii) if PCCW ceases to have a controlling interest in PCCW-HKT Telephone Limited ("HKTC") or HKTC and its subsidiaries cease to carry on as their principal business, the business of providing fixed line telecommunications services in Hong Kong.

(i). Conversion: The new ordinary shares of PCCW to be issued upon conversion of the Secured Note pursuant to Clause 3(c) ("Conversion Shares") shall be allotted and issued to Telstra or a subsidiary of Telstra nominated by Telstra, within the period of 21 days after the Repayment Date ("21 Day Period") provided that if at that time PCCW is required in compliance with law or the requirements of the Stock Exchange to obtain approval from its shareholders for the allotment and issue of any of the Conversion Shares or has not obtained from the Stock Exchange approval for the listing of and the permission to deal in all of the Conversion Shares, PCCW shall:

(i) within the 21 Day Period allot and issue as Listed PCCW Shares such number of Conversion Shares for which at that time it has authority to allot and issue and approval for the listing of and permission to deal in;

(ii) use all reasonable endeavours to obtain as soon as practicable the further authority or approval that is required for the allotment and issue and listing of and the permission to deal in the balance of the Conversion Shares; and

(iii) in the period from 21 to 90 days from the Repayment Date ("Further Conversion Period") allot and issue as Listed PCCW Shares as soon as practicable, as many additional Conversion Shares for which such further authority and approval is obtained as PCCW is able by the use of reasonable endeavours so to allot, issue in the Further Conversion Period.

If all of the Conversion Shares are not allotted and issued before the end of the Further Conversion Period, then at the end of the Further Conversion Period, PCCW shall (instead of thereafter issuing any more Conversion Shares) forthwith repay the cash balance of the principal amount of the Secured Note together with accrued interest thereon in respect of all Conversion Shares that have not been issued and listed on the Stock Exchange before the end of the Further Conversion Period.

(j) Later Listed Conversion Shares: The following further provisions shall apply with respect to any Conversion Shares that in accordance with Clause 3(i) are allotted and issued after the end of the 21 Day Period ("Later Listed Conversion Shares"):

(i) the "21 Day Value" is the product of the total number of the Later Listed Conversion Shares multiplied by the Volume Weighted Average Price for Listed PCCW Shares traded on the Stock Exchange on the last trading day in the 21 Day Period;

(ii) the "First Trading Day Value" for any Stock Exchange trading day on which Later Listed Conversion Shares are allotted and issued ("Relevant Trading Day") is the product of the number of Later Listed Conversion Shares allotted and issued on that Relevant Trading Day multiplied by the Volume Weighted Average Price for Listed PCCW Shares traded on the Stock Exchange on that Relevant Trading Day;

(iii) the "Aggregate First Trading Day Value" is the aggregate of the First Trading Day Values calculated in accordance with Clause 3(j)(ii) for all Relevant Trading Days;

(iv) if the 21 Day Value exceeds the Aggregate First Trading Day Value, the amount of the difference shall be paid by PCCW to Telstra or the subsidiary of Telstra to which the Later Listed Conversion Shares have been allotted and issued;

(v) if the Aggregate First Trading Day Value exceeds the 21 Day Value, the amount of the difference shall be paid to PCCW by Telstra or the subsidiary of Telstra to which the Later Listed Conversion Shares have been allotted and issued; and

(vi) any amount payable pursuant to (iv) or (v), shall be paid in cash within 7 days from the end of the Further Conversion Period.

For the purpose of the foregoing provisions of this Clause 3(j), the Volume Weighted Average Price of Listed PCCW Shares traded on the Stock Exchange on a particular day shall be taken to be the volume weighted average of the prices for Listed PCCW Shares traded in all transactions concluded by automatic order matching under the Automatic Order Matching and Execution System of the Stock Exchange on the day for which the calculation is being made, the details of which are available from the Stock Exchange. In the event of dispute between the Parties as to the determination of Volume Weighted Average Price, the Parties agree that they shall jointly appoint as arbiter an international investment bank headquartered in London or New York, and the decision of such international investment bank shall be final and binding on the Parties.

(k) Conversion Shares: All Conversion Shares allotted and issued pursuant to this Clause 3:

(i) must be shares that from allotment and issue are Listed PCCW Shares;

(ii) must be allotted and issued on a day which is a Stock Exchange trading day; and

(iii) shall not be issued on a day on which dealing in Listed PCCW Shares on the Stock Exchange is suspended (whether or not at PCCW's request).

(l) Listed PCCW Shares: For the purpose of the foregoing provisions of this Clause 3, "Listed PCCW Shares" means ordinary shares of PCCW that are listed on the Stock Exchange.

(m). Transferability: Subject to Clause 3(n), the Secured Note will only be transferable with the prior consent of PCCW and if such transfer will not result in the Secured Note becoming or becoming capable of being quoted, listed, dealt in or traded on, any stock exchange, over-the-counter market or other centrally organised or regulated securities market.

(n). Transfer to a subsidiary: There shall be no restriction on transfer of the Secured Note by the holder thereof to Telstra or a subsidiary of Telstra provided that such transfer will not result in the Secured Note becoming or becoming capable of being quoted listed , dealt in or traded on, any stock exchange, over-the-counter market or other centrally organised or regulated securities market.

(o). Form and Security: The Secured Note will be issued in registered physical form and PCCW's obligations to Telstra under the Secured Note will be secured by a first ranking equitable mortgage of PCCW's 50% interest in Reach. There shall be no subordinated guarantee issued by PCCW-HKT Telephone Limited to Telstra.

(p) Interpretation: From Completion the Secured Note shall operate according to its terms unaffected by any inconsistent provision in this Agreement and (to the extent of the inconsistency) the provisions of the Secured Note shall prevail.

4. Telstra and PCCW agree that they will take all steps necessary to ensure that:

(a) in each Confirmation Month, the Reach Board meets to consider whether to pass a resolution to confirm to Telstra that the Reach Board believes, based on all information available to it, that no Event of Default or Potential Event of Default (each as defined in the Reach Facility);

(i) has occurred and is continuing; or

(ii) will be likely to occur within the next 7 months, and

(b) within 21 days from the end of each Confirmation Month, the Reach Board notifies Telstra and PCCW whether in that Confirmation Month the Reach Board duly passed a resolution to the effect set out in Clause 4(a).

5. For the purposes of Clauses 3(h)(ii) and 4, a Confirmation Month is the month of December 2002 and each succeeding month of June and December, provided that if before the end of any such month, Telstra notifies PCCW in writing that it waives the application of Clause 3(h)(ii) above with respect to that month, then that month shall not be a Confirmation Month.

6. The Sale Shares will be sold by Pacific Century Mobile Holdings Limited free and clear of all encumbrances, mortgages, charges, liens or any other form of security interest and together with all rights attached thereto at Completion.

7. Each Party hereby represents warrants and undertakes that it has due authority to execute and complete this Agreement and to perform its respective obligations hereunder.

8. PCCW shall use all reasonable endeavours to maintain an adequate general mandate for the allotment and issue of ordinary shares of PCCW upon conversion of the Secured Note as required under this Agreement.

9. This Agreement is a legally binding document. Accordingly it is the intention of the Parties that it shall be enforceable in accordance with its terms. The Parties agree, however, that they shall execute such further documentation and do such other acts or things as may be necessary to give effect to the provisions of this Agreement.

10. Completion shall occur in Hong Kong at the offices of Simmons & Simmons and shall be as soon as practicable and in any event no later than 30 June 2002 when the Parties shall execute and deliver (and procure execution and delivery of) certain documents ("Completion Documents") as shall be agreed by the Parties in such form as shall be agreed by the solicitors for each Party, and do all things necessary in relation thereto. The obligations of each Party with respect to Completion are contingent upon each of the Completion Documents being duly executed and delivered by each other entity named in that document as a party thereto.

11. Recognising that both Parties are obliged to make announcements concerning this Agreement in accordance with their respective stock exchange or other governmental or regulatory requirements, the Parties nonetheless agree to confer with each other to the extent reasonably practicable prior to the making of such announcements.

12. This Agreement is subject to the laws of England.

13. Each Party will procure that its subsidiary which holds shares in Reach shall:

(a) authorise and request the Reach Board to resolve that Reach will execute and deliver any Completion Documents that name Reach as a party thereto; and

(b) procure that Reach enters into any such Completion Document.

14. PCCW represents and warrants to Telstra that:

(a) neither the Secured Note, nor the issue of Conversion Shares pursuant to it, nor the Equitable Mortgage as amended will contravene or is or will be rendered wholly or partially ineffective by any obligation or encumbrance by which PCCW or any of its related entities is bound or to which any of their assets are subject including pursuant to the terms of any convertible bonds or other debt instruments issued by them;

(b) PCCW is entitled to enter into this Agreement without the approval in general meeting of PCCW's shareholders;

(c) the issue of the Secured Note by PCCW and the execution of the Equitable Mortgage Amending Deed has been duly authorised by PCCW and Pacific Century Cable Holdings ("PCCHL") respectively and (in the case of the Secured Note) will upon issue and registration in the note register, and (in the case of the Equitable Mortgage Amending Deed) will constitute valid legally binding and enforceable obligations of PCCW and PCCHL respectively except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganisation, moratorium or other similar laws affecting the enforcement of creditors rights generally;

(d) the Secured Note will on issue constitute direct and unsecured obligations of PCCW subject only to the rights of Telstra group note holders under the Equitable Mortgage and any indebtedness owing in relation to the Secured Note will rank equally with all unsubordinated obligations of PCCW; and

(e) all consents, approvals and authorisations (if any) of any court, government department or other regulatory body, and other person, bond trustee, bank and financial institution to which PCCW owes unsubordinated debt or other obligations required for the issue of the Secured Note and the execution and performance of the Equitable Mortgage Amending Deed have been or will on the Completion Date, be obtained and are or, as the case any be, will on the Completion Date be in full force and effect.

15. PCCW acknowledges and confirms its obligations under Clause 20.2 (b) of the Regional Wireless Company Shareholders Agreement (as varied from time to time).

16. PCCW agrees that it will pay all fees, taxes and stamp duties payable in Hong Kong, if any, in respect of the issue of shares as contemplated in this Agreement.

17. In this Agreement "Reach Facility" is the existing Syndicated Term Loan Facility relating to borrowings of US$1.5 billion by a special purpose finance entity of Reach Ltd.

For and on behalf of Telstra Corporation Limited

____

For and on behalf of Pacific Century CyberWorks Limited

____

MALLESONS STEPHEN JAQUES

Deed of Release

Dated 28 JUNE 2002

Telstra Corporation Limited
ABN 33 051 775 556 ("Telstra")

Mallesons Stephen Jaques
Level 28
Rialto
525 Collins Street
Melbourne Vic 3000
T +61 3 9643 4000
F +61 3 9643 5999
Email mel@mallesons.com
DX 101 Melbourne
www.mallesons.com

Deed of Release
Contents

Deed of Release

Details

Interpretation – definitions are at the end of the General terms

Party	**Telstra**	
Telstra	Name	**Telstra Corporation Limited**
	ABN	33 051 775 556
	Address	242 Exhibition Street, Melbourne, Victoria, 3000, Australia

Date of deed 28 JUNE 2002

Deed of Release

General terms

1 Release

With effect on and from the date of this deed, Telstra releases:

(a) the Guarantor from all liability under the Guarantee;

(b) PCCW from all obligations under the Side Letter; and

(c) PCCW from all obligations under the Convertible Bond.

Telstra will promptly after the date of this deed deliver to the Guarantor or PCCW, as appropriate, the originals of the documents referred to in (a), (b) and (c) above.

2 Further steps

Telstra agrees to do anything the Guarantor or PCCW reasonably require (including completing and signing any document) to give full effect to this deed or to notify any relevant authority of the effect of this deed.

3 Governing law

This deed is governed by the law in force in England. Each party submits to the non-exclusive jurisdiction of the courts of that place.

4 Interpretation

4.1 Definitions

These meanings apply unless the contrary intention appears:

Convertible Bond means the US$750,000,000 Variable Coupon Subordinated Convertible Bond due 2007 issued by PCCW.

Details means the section of this deed headed "Details".

Guarantee means the deed entitled the "Subordinated Guarantee" dated 7 February 2001 between the Guarantor and Telstra.

Guarantor means PCCW-HKT Telephone Limited.

PCCW means Pacific Century CyberWorks Limited.

Side Letter means the letter dated 7 February 2001 from PCCW to Telstra in connection with the Convertible Bond.

Telstra means the person so described in the Details.

Transaction Agreement means the agreement dated as at the date hereof between Telstra and PCCW.

4.2 References to certain general terms

Unless the contrary intention appears, a reference in this deed to:

(a) a document (including this deed) includes any variation or replacement of it;

(b) the word "person" includes an individual, a firm, a body corporate, an unincorporated association and an authority;

(c) a particular person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

4.3 Number

The singular includes the plural and vice versa.

4.4 Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this deed.

EXECUTED as a deed.

Deed of Release

Signing page

SIGNED, SEALED and **DELIVERED** as a deed by DICK SIMPSON

and SIMON BROOKES

as attorneys for and on behalf of **TELSTRA CORPORATION LIMITED** acting under a general power of attorney dated 4 June 1998 (and, in the case of SIMON BROOKES

appointment in writing as substitute attorney thereunder by DAVID MOFFAT dated 27 June 2002) in the presence of:

....

Signature of witness

CHARLES CHO

...CITIBANK PLAZA, HONG KONG...

Name and address of witness (block letters)

...LEGAL ASSISTANT...

Occupation

....L.S.

By executing this deed, the signatory (as attorney) states that the power of attorney by which he has been appointed has not been revoked and that he occupies a position or office specified as a Level 1 role.

....L.S.

By executing this deed, the signatory (as substitute attorney) states that neither (i) his appointment in writing, nor (ii) the power of attorney by which

.....DAVID MOFFAT.......................

has been appointed as attorney, have been revoked.

PACIFIC CENTURY CYBERWORKS LIMITED
(Incorporated in Hong Kong with limited liability)

US$190,000,000 5% MANDATORY CONVERTIBLE NOTE DUE 2005
(the "Note")

Date: 28 June 2002 Serial Number: 1

Issued pursuant to the Memorandum and Articles of Association of PACIFIC CENTURY CYBERWORKS LIMITED (the "Company") and a resolution of its Board of Directors passed on 27 June 2002.

The Company hereby certifies that Telstra Corporation Limited (ABN 33 051 775 556) of 242 Exhibition Street, Melbourne, Victoria, Australia is the duly registered holder of this Note which is issued with the benefit of and subject to terms and conditions endorsed hereon (the "Conditions"). The Company undertakes to the Noteholder (as defined in the Conditions) to observe and perform its obligations under the Note. On the Maturity Date (as defined in the Conditions), the Note shall, subject to the Conditions, be redeemed by conversion into the Conversion Shares (as defined in the Conditions) of the Company.

IN WITNESS whereof this Note has been executed by the Company and is intended to be and is hereby delivered on the date appearing above and shall take effect as a deed poll for the benefit of the Noteholder.

THE COMMON SEAL of the Company)
was hereto affixed by Alexander Arena and)
in the presence of: Fiona Nott)

Signature

RACHEL TURKINGTON
35th Floor, Cheung Kong Centre,
Hong Kong

Name and Address

Director

Fiona Nott

Director/Secretary

This Note is transferable only to the extent permitted by Condition 2 of the Conditions. This Note must be delivered to the Secretary of the Company for cancellation and reissue of an appropriate certificate in the event of any such transfer.

CERTIFIED TRUE COPY

Katie Margaret Elias
Simmons & Simmons
Solicitor, Hong Kong SAR

TERMS AND CONDITIONS OF THE NOTE

The Noteholder (as defined below) is entitled to the benefit of, and is bound by, and is deemed to have notice of, the terms and conditions set out below. This Note shall be held subject to and with the benefit of such terms and conditions. In this Note, words and expressions shall have the meanings attributed to them below unless the context otherwise requires:-

"Accretion Date"	30 June, 30 September, 30 December and 31 March in each year from 30 September 2002 to the Maturity Date (both dates inclusive), or, if any such date is not a Business Day, the next following day thereafter which is a Business Day;
"Accretion Period"	each successive period beginning on an Accretion Date (or, in the case of the first Accretion Period, the Issue Date) and ending on the next succeeding Accretion Date (or, in the case of the last Accretion Period, the Maturity Date);
"Auditors"	the auditors for the time being of the Company or if they are unable or unwilling to carry out any action requested of them under these Conditions, such other firm of reputable international accountants as may be nominated by the Company for the purpose;
"Alternative Stock Exchange"	the stock exchange (other than the Stock Exchange) of at least similar international standing to the Stock Exchange on which the Shares, if not then listed on the Stock Exchange, are listed;
"Business Day"	a day (excluding Saturday) on which banks in Hong Kong, New York City and Sydney are open for business;
"Certificate"	the certificate in or substantially in the form to which these Conditions are endorsed and issued in the name of the Noteholder and includes any replacement certificates issued pursuant to these Conditions;
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;
"Conditions"	the terms and conditions attached to or endorsed on this Note, and "Condition" refers to the relevant numbered paragraph of these Conditions;
"Confirmation Month"	means December 2002 and each succeeding June and December thereafter up to date on which this Note is redeemed provided if the Initial Noteholder notifies the Company in writing that it waives the application of Condition 6.2(A)(ii)(2), then that month shall not be a Confirmation Month;
"Conversion Date"	has the meaning ascribed thereto in Condition 6.1;
"Conversion Event"	has the meaning ascribed thereto in Condition 6.2;
"Conversion Event Notice"	means a notice from the Noteholder to the Company in accordance with Condition 15 following the occurrence of a Conversion Event and specifying the relevant Conversion

	Event in reasonable detail, the form of which is set out in Schedule 4 to these Conditions;
"Conversion Notice"	the written notice given by the Noteholder to the Company in connection with the conversion of this Note pursuant to Condition 7.1, the form of which is set out in Schedule 1 to these Conditions;
"Conversion Shares"	the Shares to be issued by the Company under this Note (whether on the Conversion Date or Maturity Date);
"Deposit Date"	has the meaning ascribed thereto in Condition 7.2(B);
"Event of Default"	has the meaning ascribed thereto in Condition 11;
"Expiry Date"	has the meaning ascribed to it in Condition 7.4
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Hong Kong dollars", "Hong Kong cents" and "HK$"	the lawful currency of Hong Kong;
"Initial Noteholder"	Telstra Corporation Limited of 242 Exhibition Street, Melbourne, Victoria, Australia;
"Interest Amount"	has the meaning ascribed thereto in Condition 3.2;
"Issue Date"	means the date first above appearing on page 1 hereof;
"Listed Shares"	means Shares which are listed for trading on the Stock Exchange (or the Alternative Stock Exchange);
"Maturity Date"	means 30 June 2005;
"Note"	this mandatory convertible Note in the initial principal amount of US$190,000,000;
"Noteholder"	the person in whose name this Note is registered in the Register of this Note (including the Initial Noteholder);
"Principal Amount"	the amount in US$ equal to the outstanding principal amount of this Note from time to time (excluding any unpaid interest accrued thereon but not added to such principal amount in accordance with Condition 3.2, and any other sums due but unpaid thereon);
"Principal Subsidiary"	means at any time any Subsidiary of the Company:

(a) whose profits, or (in the case of a Subsidiary which has subsidiaries) consolidated profits, before taxation and extraordinary items as shown by its latest audited profit and loss account exceed 10% of the consolidated profits before taxation and extraordinary items of the Company and its Subsidiaries as shown by the latest published audited consolidated profit and loss account of the Company and its Subsidiaries; or

(b) whose total assets or (in the case of a Subsidiary which has subsidiaries) total consolidated assets as shown by its latest audited balance sheet are at least 10% of the total consolidated assets of the Company and its Subsidiaries as shown by the then latest published audited consolidated balance sheet of the Company and its Subsidiaries; or

(c) to which is transferred the whole or substantially the whole of the assets and undertaking of a Subsidiary of the Company which immediately prior to such transfer is a Principal Subsidiary, provided that, in such a case, the Subsidiary so transferring its assets and undertaking shall thereupon cease to be a Principal Subsidiary.

A report by the Auditors that, in their opinion, a Subsidiary is or is not or was or was not at any particular time a Principal Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties concerned. References to the latest published audited profit and loss account and balance sheet of a Subsidiary which has subsidiaries shall be construed as references to the latest published audited consolidated profit and loss account and consolidated balance sheet of such Subsidiary and its subsidiaries (which are prepared in accordance with generally accepted accounting principles in the relevant country of incorporation), if such are required to be produced, or if no such profit and loss account or balance sheet are produced, to a pro forma profit and loss account or balance sheet, prepared for the purpose of such report.

References to accounting terms include (where appropriate) reference to other accounting terms in respect of like items, as determined by the Auditors;

"Proceedings" means any legal action or proceedings arising out of or in connection with this Note;

"Reach Facility" means the Syndicated Term Loan Facility relating to borrowings of US$1,500,000,000 by a special purpose finance entity of Reach Ltd. and each of every facility agreement or financing arrangement entered into for the purpose of refinancing all or a significant part of such Syndicated Term Loan Facility;

"Redemption Amount" the amount in US$ payable by the Company upon the redemption of this Note, being the sum of the Principal Amount outstanding at the relevant Redemption Date plus any unpaid interest accrued thereon but not added to such Principal Amount in accordance with Condition 3.2 and including any sums due but unpaid thereon;

"Redemption Date" any date on which this Note falls due for redemption in accordance with these Conditions;

"Register" means the register maintained by the Company in respect of this Note;

"Shareholder" a person in whose name a Share is registered from time to time;

"Shares" the ordinary shares of HK$0.05 each in the share capital of the Company existing on the date hereof and all other (if any) stock or shares from time to time and for the time being ranking pari passu therewith and all other (if any) stock or shares or other securities (however described) resulting from any sub-division, consolidation or re-classification thereof;

"Stock Exchange" The Stock Exchange of Hong Kong Limited;

"Subsidiary" any subsidiary of the Company, HKTC (as defined in Condition 6.2(C)) or, the case may be, the Initial Noteholder and for this purpose "subsidiary" has the meaning ascribed thereto (in the case of the Company and HKTC) in the Companies Ordinance and (in the case of the Initial Noteholder) in the Corporations Act 2001 of Australia;

"Telstra Group" means the Initial Noteholder and all of its Subsidiaries which are included (in their capacity as such) from time to time in the audited consolidated accounts of the Initial Noteholder;

"Telstra Group Noteholder" means the Initial Noteholder and any member of the Telstra Group to which this Note has been transferred pursuant to Condition 2.3(B);

"Trading Day" means a day on which the Stock Exchange (or any Alternative Stock exchange, as the case may be) is open for business;

"Transfer Form" has the meaning ascribed thereto in Condition 2.4(A);

"United States dollars", "US dollars" and "US$" the lawful currency of the United States of America; and

"Volume Weighted Average Price" means for the purpose of Condition 6.3 in respect of a Listed Share, the volume weighted average of the price of all transactions concluded by automatic order matching under the Automatic Order Matching and Execution System of the Stock Exchange (or the equivalent system of the Alternative Stock Exchange, as the case may be) for Listed Shares, for the most recent twenty Trading Days prior to the Conversion Date or the Maturity Date, as the case may be, being transactions reported by and details of which are available from the Stock Exchange (or the Alternative Stock Exchange); provided that if at any time during the said twenty Trading Days the Listed Shares shall have been quoted ex-dividend and during some other part of that period, the Listed Shares shall have been quoted cum-dividend then:

(a) if the Listed Shares to be issued or purchased do not rank for the dividend in question, the quotations on the dates on which the Listed Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Listed Share; and

(b) if the Listed Shares to be issued or purchased rank for the dividend in question, the quotations on the dates on which the Listed Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by an amount equal to the amount for that dividend per Listed Share,

and provided that if the Listed Shares on each of the said twenty Trading Days have been quoted cum-dividend in respect of a dividend which has been declared or announced but the Listed Shares to be issued or purchased do not rank for that dividend, the quotations on each of such dates shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Listed Share;

The Company shall determine the Volume Weighted Average Price in its sole discretion acting in good faith and in a reasonable manner, and in the event that the Noteholder disputes such determination the Company and the Noteholder shall jointly appoint an independent investment bank with its headquarters located in London, acting as expert, to determine the Volume Weighted Average Price and a certificate or report of such bank shall in the absence of manifest, error be conclusive and binding on the Company and the Noteholder.

Notwithstanding anything contained herein the Volume Weighted Price shall in no circumstances be less than the par value of the Shares.

The expressions "Company" and "Noteholder" shall, where the context permits, include their respective successors and permitted assigns and any persons deriving title under them.

In this Note, unless the context requires otherwise:

(A) words importing the singular include the plural and vice versa;

(B) words importing a gender or the neuter include both genders and the neuter;

(C) references to this Note or any other document shall be construed as references to this Note or such document as the same may be amended or supplemented from time to time;

(D) references to any provision of any statute shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under such re-enactment;

(E) references to costs, charges, remuneration or other similar expressions shall include value added tax or similar tax charged in respect thereof;

(F) references to a paragraph, sub-paragraph or Schedule shall be construed as references to a paragraph or sub-paragraph of or a Schedule to these Conditions;

(G) references to any transfer of this Note by any Telstra Group Noteholder (including, without limitation, any restrictions thereon) shall be construed so as to include references to any transfer of any legal or beneficial interest of such Telstra Group Noteholder in this Note and references to any Telstra Group Noteholder remaining a Noteholder shall be construed as references to such Telstra Group Noteholder retaining all legal and beneficial interests in this Note; and

(H) references to any action, remedy or method or judicial proceedings for the enforcement of rights of creditors shall be deemed to include, in respect of any jurisdiction other than England, references to such action, remedy or method or judicial proceedings for the enforcement of rights of creditors available or appropriate in such jurisdiction as shall most nearly approximate thereto.

Condition headings are inserted for reference only and shall be ignored in construing these Conditions.

1. **FORM AND STATUS**

1.1 The initial principal amount of this Note shall be US$190,000,000. This Note is represented by the Certificate without interest coupons attached. The Noteholder will be entitled to one Certificate for the Principal Amount of this Note registered in its name. The Certificate shall bear a serial number and shall be executed by the Company.

1.2 This Note constitutes direct unconditional, unsubordinated and unsecured obligations of the Company. The payment obligations of the Company under the Note shall, save for such exceptions as may be provided by mandatory provision of applicable law, at all times rank at least equally with all of its other present and future unsecured and unsubordinated obligations.

1.3 The Noteholder may not exercise or claim any right of set-off in respect of any amount owed to it by the Company arising under or in connection with this Note.

2. **TRANSFER**

2.1 Subject to the conditions, approvals, requirements and any other provisions of or under (i) the Stock Exchange (or, as the case may be, any Alternative Stock Exchange) or their rules and regulations and (ii) all applicable laws and regulations, this Note may be assigned or transferred if, and only if, the assignment or transfer is in accordance with the provisions of this Condition 2.

2.2 Any transfer of this Note shall be in respect of the whole (and not part only) of the Principal Amount of this Note from time to time. Title to the Note passes only by registration in the Register. The Noteholder will (except as otherwise required by law) be treated as the absolute owner of this Note for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or the theft or loss of, the Certificate issued in respect of this Note) and no person will be liable for so treating the Noteholder.

2.3 (A) Subject to sub-paragraph (B) below, a Telstra Group Noteholder may only transfer this Note in accordance with this Condition 2 if such Telstra Group Noteholder shall have given written notice (the "Transfer Notice") to the Company in accordance with Condition 15 (which notice shall be irrevocable) stating its intention to transfer this Note and the date of the proposed transfer which shall be a date falling not less than twenty Business Days after the date of the Transfer Notice (the "Transfer Date").

(B) (i) A Telstra Group Noteholder may at any time transfer the whole (but not part only) of this Note (i) within the Telstra Group without the consent of the Company or (ii) to any party outside the Telstra Group with the prior written consent of the Company (acting in its absolute discretion), all in accordance with this Condition 2. Where any Telstra Group Noteholder ceases to be a member of the Telstra Group after the date on which it becomes a Noteholder hereunder, such Telstra Group Noteholder undertakes to the Company (in the case of the Initial Noteholder, by its subscription for this Note and, in the case of any subsequent Telstra Group Noteholder, by its execution of the Transfer Form) that it shall procure that, on or prior to the date on which it ceases to be a member of the Telstra Group, all of its legal and beneficial interest in this Note shall be transferred to a company which is at the relevant date a member of the Telstra Group (unless the Company otherwise consents, in its absolute discretion, to such Noteholder not effecting such transfer).

(ii) Notwithstanding any provision in these Conditions, no purported transfer of this Note shall be permitted nor shall be effective if the result of such purported transfer is that this Note is or is considered by the Company to be capable of being quoted, listed, dealt in or traded on any stock exchange, over-the-counter market or other centrally organised or regulated securities market.

2.4 In relation to any transfer of this Note permitted under or pursuant to this Condition 2:

(A) this Note may only be transferred by execution of a form of transfer in the form set out in Schedule 2 to these Conditions (the "Transfer Form") under the hand of the transferor and the transferee (or their duly authorised representatives) or, where either the transferor or transferee is a corporation, under its common seal (if any) and under the hand of one of its officers duly authorised in writing or otherwise executed by a duly authorised officer thereof. By its execution of the Transfer Form, the transferee will be deemed to have given the undertakings, acknowledgement, representations, warranties and confirmations specified in these Conditions as a Noteholder and, if relevant, as a Telstra Group Noteholder and shall be bound by the Conditions accordingly; and

(B) the Certificate must be delivered to the Company for cancellation accompanied by (i) a duly completed and executed Transfer Form; (ii) in the case of the execution of the Transfer Form on behalf of a corporation by its officers, evidence of the authority of that person or those persons to do so; and (iii) such other evidence as the Company may reasonably require (including, without limitation, as to capacity) as to due execution of the Transfer Form by or on behalf of the Noteholder, in each case in form and substance reasonably satisfactory to the Company.

2.5 The Company shall as soon as possible but in any event within ten Business Days of receipt of all the documents specified in Condition 2.4(B), cancel the existing Certificate and issue a new Certificate under the seal of the Company in favour of the transferee. Such new Certificate shall be made available for collection at the registered office of the Company or, if so requested, be posted by uninsured mail at the risk of the holder entitled to this Note to the address specified in the Transfer Form as soon as possible but in any event within ten Business Days after receipt of the said documents.

2.6 All reasonable legal and other costs and expenses which may be properly incurred by the Company in connection with any transfer or assignment of this Note or any request therefor shall be borne by the transferring Noteholder.

3. **INTEREST**

3.1 This Note shall bear interest on its Principal Amount from and including the Issue Date to but excluding the Conversion Date or the Maturity Date, as the case may be, (except as provided in Condition 3.3) at the rate of 5% per annum.

3.2 Interest shall accrue on the Principal Amount of this Note from and including the Issue Date to but excluding the first Accretion Date and thereafter, from and including one Accretion Date to but excluding the next following Accretion Date. Interest shall be calculated in respect of the Principal Amount outstanding as at the last day of the relevant Accretion Period (or as at the relevant Redemption Date in respect of any portion thereof due to be redeemed on a date which is not an Accretion Date in accordance with these Conditions) and on the basis of the actual number of days elapsed in the relevant Accretion Period (or the number of days elapsed from the last preceding Accretion Date to (but excluding) the Conversion Date or Redemption Date, as the case may be) divided by 360.

Each such interest amount (an "Interest Amount") is payable to the Noteholder in arrear on the relevant Accretion Date, but (for valuable consideration, the receipt of which is hereby acknowledged by the Initial Noteholder and will, by its execution of the Transfer Form, be acknowledged by any subsequent Noteholder) the Noteholder irrevocably directs that the interest which is payable on each Accretion Date is to be capitalised and added to the Principal Amount of this Note so as to become part of the Principal Amount of this Note, and accordingly shall itself accrue interest in respect of each succeeding Accretion Period thereafter.

3.3 This Note will cease to bear interest on the earlier of (i) the date on which this Note has been repaid or redeemed in full in accordance with these Conditions; (ii) the date from which claims on this Note have been prescribed pursuant to Condition 11; and (iii) with respect to the conversion of the Redemption Amount of this Note in accordance with Conditions 6 and 7on the Conversion Date or, as the case may be, the Maturity Date.

In the event that all of the Conversion Shares cannot be delivered pursuant to Condition 7, interest shall continue to accrue only in respect of that part of the Principal Amount of the Note which has not been redeemed by conversion pursuant to Conditions 6 and 7, from the Conversion Date or the Maturity Date to the earlier of the date on which such part of the Principal Amount is repaid or redeemed in full in accordance with these Conditions and the Expiry Date;

3.4 Notwithstanding the foregoing, if this Note is due for redemption or repayment and upon due presentation, payment of all or any part of the Redemption Amount is withheld or refused or default is otherwise made in respect of such payment, interest will continue to accrue on the amount outstanding at the relevant rate as specified in Condition 3.1 plus 1% per annum (both after as well as before any judgment) up to but excluding the date on which payment is made in full of the Redemption Amount.

4. **PAYMENTS**

4.1 (A) Subject to Condition 4.3, all payments by the Company hereunder shall be made on the due date therefor in same day funds free and clear of any withholding or deduction for any present or future taxes, imposts, levies, duties, assessments or other governmental charges imposed or levied in Hong Kong or by any authority or any political subdivision thereof having power to tax. In the event that the Company is required to make any such deduction or withholding from any amount paid hereunder, the Company shall pay to the Noteholder such additional amount ("additional amount") as shall be necessary so that the Noteholder receives a net amount equal to the full amount which it would have received if such withholding or deduction had not been made. When making payments to the Noteholder, fractions of one cent will be rounded down to the nearest cent.

(B) Notwithstanding the foregoing, the obligation of the Company to pay such additional amount shall not apply with respect to (i) any taxes imposed on the overall net income of the Noteholder arising from the carrying on of business or trade in Hong Kong, or (ii) any estate, inheritance, gift, sales, transfer or personal property tax or any similar taxes, duties, assessments or other governmental charges, or (iii) any taxes, duties, assessments or other governmental charges that are payable otherwise than by deduction or withholding from payments on this Note.

(C) In the event that any additional amount actually paid with respect to this Note are based on rates of deduction or withholding in excess of the appropriate rate applicable to the Noteholder, and, as a result thereof, the Noteholder is entitled to make a claim for a refund or credit of such excess, then the Noteholder shall, by accepting this Note, be deemed to have agreed to make all reasonable effort to submit any such claim for a refund or credit of such excess and to pay the amount recovered (or other benefit received) in respect thereof to the Company forthwith after receipt. The Noteholder shall give reasonable assistance to the Company to maximize the recovery of any additional amount paid by the Company under Condition 4.1(A) but without any liability on the part of the Noteholder to incur any additional obligations (whether for tax or otherwise) in order to provide such assistance.

(D) References in these Conditions to principal and interest shall be deemed also to refer to any additional amount which may be payable in respect thereof under this Condition.

4.2 (A) All payments by the Company shall be made in US dollars (other than any Equivalent Amount payable pursuant to Condition 6.5) by the opening of business in the relevant place of payment on the due date by remittance by wire transfer in immediately available funds to such bank account as the Noteholder may notify the Company in writing from time to time in accordance with Condition 15 (such notice to be given not less than five Business Days prior to the due date for the relevant payment) provided that the Noteholder shall be responsible for (and the Company shall make no additional payment in respect of) any loss of interest paid in respect of this Note due to it giving inaccurate or late remittance instructions.

(B) The Company shall deliver (or procure there to be delivered) to the Noteholder in accordance with Condition 15 at least one Business Day prior to the due date for payment hereunder a copy of the irrevocable instructions issued to its bankers responsible for remitting the relevant sums due hereunder to the Noteholder directing such remittance to be made to the Noteholder's accounts notified to the Company in accordance with Condition 4.2(A) provided that no delay in or non-compliance with the Company's delivery obligations under this Condition 4.2(B) shall constitute or give rise to any default or any breach of the Company's obligations under this Note.

4.3 If the due date for payment of any amount in respect of this Note is not a Business Day, the Noteholder shall be entitled to payment on the next following Business Day but shall not be entitled to be paid any interest or other amount in respect of any such delay.

5. **MATURITY**

Except to the extent (if any) that this Note has been previously redeemed or converted or purchased and cancelled under the terms of these Conditions, this Note shall be redeemed in full on the Maturity Date by the conversion of the Redemption Amount into the relevant number of Conversion Shares subject to and in accordance with Condition 6. This Note may not be repaid or otherwise redeemed or transferred or converted other than in accordance with these Conditions.

6. **CONVERSION**

6.1 On the thirtieth day (such date being the "Conversion Date") after the date of the delivery of the Conversion Event Notice, this Note shall be redeemed in full by the conversion of the Redemption Amount into the relevant number of Conversion Shares subject to and in accordance with Condition 6.

6.2 Each of the following shall constitute a Conversion Event:

(A) an Event of Default or Potential Event of Default (each as defined in the Reach Facility) occurs under the Reach Facility;

(B) the Initial Noteholder has not received within 21 days from the last day of any Confirmation Month a notice containing a resolution passed at a properly convened meeting of the board of directors of Reach Ltd. in the relevant Confirmation Month that the board has resolved that, based on all of the information available to it, no Event of Default or Potential Event of Default (each as defined in the Reach Facility):

(i) has occurred and is continuing; or

(ii) will be likely to occur within the next seven months.

(C) if at any time the Company shall cease to own 50.1 per cent. of the issued voting capital of PCCW-HKT Telephone Limited ("HKTC") (other than as a result of a consolidation, amalgamation or merger in which substantially all of the assets of HKTC continue to be owned or controlled by the Company or by a company or companies at least 50.1 per cent. of the issued share capital of which is or are controlled by the Company); or

(D) HKTC and its Subsidiaries cease to carry on as their principal business, the business of providing fixed line telecommunication services in Hong Kong.

6.3 The number of Conversion Shares to be issued on conversion of this Note pursuant to Conditions 5 or 6.1 shall be determined by the Company by dividing the Redemption Amount by the Volume Weighted Average Price, provided that, for the avoidance of doubt no Shares may be issued at less than their par value.

On the Conversion Date or the Maturity Date, as the case may be:

(A) first, the Company shall calculate the Redemption Amount that it is liable to pay to the Noteholder as at the Conversion Date or the Maturity Date, and

(B) second, the Company shall, on behalf of the Noteholder and pursuant to an irrevocable direction given by the Noteholder to the Company (for valuable consideration, the receipt of which is hereby acknowledged by the Initial Noteholder and will, by its execution of the Transfer Form, be acknowledged by any subsequent Noteholder), apply the Redemption Amount in payment and discharge of the subscription moneys payable by the Noteholder to the Company for the Conversion Shares due to be issued.

Following such application the Noteholder shall have no further rights in respect of the Redemption Amount or any other amount in respect of this Note (other than as provided for in Condition 8) and the Company shall have no further rights in respect of the subscription moneys for the Conversion Shares (other than as provided for in Condition 8).

6.4 No fraction of a Conversion Share shall be issued on conversion so that the number of Conversion Shares to be delivered will be the number of Shares determined in accordance with the provisions of Condition 6.3 above rounded down, if applicable, to the next lower whole number of Shares and no cash payment will be made in respect of any fraction of a Share which results from the operation of Condition 6.3.

Conversion Shares issued upon conversion shall rank *pari passu* in all respects with all other existing Shares outstanding at the Conversion Date or the Maturity Date and the converting Noteholder shall be entitled to all dividends and other distributions the record date of which falls on a date on or after the Conversion Date or the Maturity Date.

6.5 If the record date for the payment of any dividend or other distribution in respect of the Conversion Shares is on or after the Conversion Date or the Maturity Date, but before the date on which the Conversion Shares are issued pursuant to Condition 7.3 or 7.4, the Company will pay to the Noteholder an amount (the "Equivalent Amount") in Hong Kong dollars equal to any such dividend or other distribution to which it would have been entitled had it on that record date been such a shareholder of record and will make the payment not later than the Expiry Date, provided that the Equivalent Amount shall only be payable in respect of such Conversion Shares that are so allotted, issued and credited to the Noteholder in accordance with the these Conditions.

The Equivalent Amount shall be paid by wire transfer to an account of the Noteholder notified in writing by the Noteholder to the Company no later than five Business Days after the Conversion Date or the Maturity Date in accordance with Condition 15 or (failing such notice) by means of a Hong Kong dollar cheque drawn on a branch of a bank in Hong Kong and sent to the address specified in the Conversion Notice.

6.6 Delivery by the Noteholder to the Company of the Conversion Notice shall constitute a representation and warranty by the Noteholder that all steps necessary to be taken by it under any relevant laws or rules of the Stock Exchange (or, as the case may be, the Alternative Stock Exchange) to acquire the Conversion Shares have been taken by it.

7. PROCEDURE FOR CONVERSION

7.1 The Noteholder shall, not earlier than ten Business Days prior to the Conversion Date or the Maturity Date, as the case may be, execute and deposit at its own expense during normal business hours at the registered office of the Company the Conversion Notice together with the Certificate representing this Note. In the case of the execution of the Conversion Notice on behalf of a corporation by its officer(s), the Noteholder shall at the same time deposit evidence of the authority of the relevant person(s) to do so and in addition, such Noteholder shall deposit or deliver at its own expense at the registered office of the Company such other evidence as the Company may reasonably require as to due execution of such Conversion Notice by or on behalf of such Noteholder, in each case in form and substance reasonably satisfactory to the Company. Notice of any change in the registered office of the Company will be given promptly by the Company to the Noteholder in accordance with Condition 15.

If the Conversion Notice is not duly completed or executed or is inaccurate, the Company may reject the same and notify the Noteholder forthwith of such rejection and any intended conversion shall not be treated as taking effect until a duly completed and executed and accurate Conversion Notice is deposited with the Company in accordance with this Condition 7.1. The Conversion Notice once deposited may not be withdrawn without the prior consent in writing of the Company.

7.2 (A) The Noteholder must promptly upon demand pay to the Company all stamp, issue, registration or similar taxes and duties (if any) for which the Noteholder or the Company is liable in any jurisdiction (other than Hong Kong) consequent upon the conversion of this Note or issue or delivery of the Conversion Shares or any other securities, property or cash to or to the order of such Noteholder. Except as aforesaid, the Company will pay the expenses arising on the issue of the Conversion Shares and all charges in connection therewith.

(B) The date on which all the documents referred to in Condition 7.1 are deposited at the registered office of the Company is hereinafter referred to as the "Deposit Date" applicable to this Note and must fall on the Conversion Date or the Maturity Date.

(C) With effect from the Deposit Date, the Company will deem the Noteholder to have become the holder of record of the number of Conversion Shares to be issued upon such conversion pursuant to these Conditions.

7.3 The Conversion Shares shall be allotted and issued by the Company, credited as fully paid, to the Noteholder (or as it shall have directed (and for the avoidance of doubt, and subject to any provision contained in these Conditions, the Initial Noteholder may direct that the Conversion Shares be allotted and issued to one of its Subsidiaries)) within 21 days after the Deposit Date (the last date of such period being the "Delivery Date"), subject to Condition 7.4 below, and certificates representing the Conversion Shares to which the Noteholder shall become entitled, subject to any applicable limitations then imposed by law or regulation, in consequence of such conversion, shall be issued in board lots of 2,000 Shares and delivered to the Noteholder (at the risk and expense of the Noteholder) in accordance with the Noteholder's delivery instructions (or in the absence thereof sent by ordinary uninsured mail to the of the Noteholder specified in the Register).

7.4 In the event that (i) the Company is required, in compliance with the requirements of the Stock Exchange (or the Alternative Stock Exchange), to obtain approval from its shareholders for the allotment and issue of the Conversion Shares or, (ii) it has not obtained the approval from the Stock Exchange (or the Alternative Stock Exchange) for the listing of and the permission to deal in the Conversion Shares on or before the Delivery Date, the Company shall:

(A) on or before the Delivery Date, allot and issue such number of Listed Shares for which it has obtained at that time approval to allot and issue and for which it has obtained approval from the Stock Exchange or the Alternative Stock Exchange for the listing of and permission to deal in;

(B) use all reasonable endeavours to obtain, as soon as practicable, such further authority or approvals as are required for the allotment and issue of and listing and permission to deal in the balance of the Conversion Shares to be issued pursuant to Condition 6; and

(C) in the period from the Delivery Date to the date which is 90 days from the Deposit Date (the last day of such period shall be the "Expiry Date"), as soon as practicable allot and issue and procure the listing of and permission to deal in as many additional Listed Shares for which such further authority and approval have been obtained as the Company is able, by the use of reasonable endeavours, to allot and issue within the period up to and including the Expiry Date.

If the Company has not allotted and issued and procured the listing on the Stock Exchange (or the Alternative Stock Exchange) of all the Conversion Shares by the Expiry Date, then, it shall pay to the Noteholder on the Expiry Date an amount US dollars equal to the difference between the amount of the aggregate Volume Weighted Average Prices (converted into US dollars at the prevailing spot exchange rate) of the Conversion Shares so allotted and issued to the Noteholder and listed on the Stock Exchange (or the Alternative Stock Exchange) prior to the Expiry Date and the Redemption Amount payable to the Noteholder. For the avoidance of doubt, the obligation to make such payment under this paragraph shall arise without the Noteholder making a demand in respect of the same.

In respect of any allotment and issue of Conversion Shares pursuant to Condition 7.4 hereof the provisions of Condition 7.3 shall apply mutatis mutandis to this Condition 7.4.

7.5 The Company shall only allot and issue Shares as Conversion Shares in respect of which it has obtained approval from the Stock Exchange (or the Alternative Stock Exchange) to list on the Stock Exchange (or the Alternative Stock Exchange) and such Conversion Shares shall only be issued on a Trading Day and shall not be issued on a Trading Day on which trading in Listed Shares is suspended (whether or not at the Company's request).

7.6 To the extent that such approval for listing as referred to herein is not obtained at the relevant time or if on the Conversion Date or Maturity Date, the Shares shall have ceased to be Listed Shares the provisions relating to conversion in Condition 6 and 7 shall not apply and the Note shall be redeemed in whole, but not in part only, on the Conversion Date and the Maturity Date, as the case may be, by payment by the Company to the Noteholder of the Redemption Amount. For the avoidance of doubt, the obligation to make such payment shall arise without the Noteholder making a demand in respect of the same.

8. <u>ADJUSTMENT</u>

8.1 In respect of any Subsequent Conversion Shares the following provisions shall apply:

(A) If the Notional Value exceeds the Aggregate First Day Value, the Company shall pay to the Noteholder an amount equal to the difference between the Notional Value and the Aggregate First Day Value.

(B) If the Aggregate First Day Value exceeds the Notional Value, the Noteholder shall pay to the Company an amount equal to the difference between the Aggregate First Day Value and the Notional Value.

(C) Any amount payable pursuant to this Condition 8.1, as the case may be, shall be paid in US dollars within seven days from the Expiry Date to the account notified by the payee to the payer of such amount. For the purpose of determining the amount of any payment in US dollars under this Condition 8 any amount in Hong Kong dollars shall be converted into US dollars at the prevailing spot exchange rate.

8.2 For the purpose of this Condition 8 the following words shall have the meanings ascribed for them below:

"<u>Subsequent Conversion Shares</u>" means any Conversion Shares allotted and issued to the Noteholder after the Delivery Date

"<u>Notional Value</u>" means an amount equal to the product of the number of Subsequent Conversion Shares allotted and issued after the Delivery Date and before the Expiry Date multiplied by the Volume Weighted Price of all Listed Shares traded on the Stock Exchange (or Alternative Stock Exchange) on the Delivery Date or if that day is not a Trading Day, the preceding Trading Day.

"<u>First Trading Day Value</u>" for any Trading Day on which Subsequent Conversion Shares are allotted and issued (the "<u>Relevant Trading Day</u>"), is an amount equal to the product of the number of Subsequent Conversion Shares allotted and issued on that Relevant Trading Day multiplied by the Volume Weighted Price of all Listed Shares traded on the Stock Exchange (or Alternative Stock Exchange) on that Relevant Trading Day.

"Aggregate First Day Value" shall be the aggregate of the First Day Trading Values for all of the Relevant Trading Days.

"Volume Weighted Price" means, in respect of a Listed Share, the volume weighted average of the price of all transactions concluded by automatic order matching under the Automatic Order Matching and Execution System of the Stock Exchange (or the equivalent system of the Alternative Stock Exchange, as the case may be) for Listed Shares for the relevant Trading Day on which the calculations referred to this Condition 8 are to be made being transactions reported by and the details of which are available from the Stock Exchange (or the Alternative Stock Exchange); provided that if at any time during the said Trading Days the Listed Shares have been quoted ex-dividend and during some other part of that period, the Listed Shares shall have been quoted cum-dividend then:

(a) if the Listed Shares to be issued or purchased do not rank for the dividend in question, the quotations on the dates on which the Listed Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Listed Share; and

(b) if the Listed Shares to be issued or purchased rank for the dividend in question, the quotations on the dates on which the Listed Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by an amount equal to the amount for that dividend per Listed Share,

and provided that if the Listed Shares on the said Trading Days have been quoted cum-dividend in respect of a dividend which has been declared or announced but the Listed Shares to be issued or purchased do not rank for that dividend, the quotations on each of such dates shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Listed Share;

The Company shall determine the Weighted Average Price in its sole discretion acting in good faith and in a reasonable manner, and in the event that the Noteholder disputes such determination the Company and the Noteholder shall jointly appoint an independent investment bank with its headquarters located in London, acting as expert to determine the Weighted Average Price and a certificate or report of such bank shall in the absence of manifest, error be conclusive and binding on the Company and the Noteholder.

9. **EARLY REDEMPTION**

Except to the extent (if any) that this Note has been previously redeemed or converted or purchased and in each case cancelled as herein provided, the Company may at its option at any time after the Issue Date by giving notice in writing (substantially in the form of Schedule 3 attached hereto) to the Noteholder in accordance with Condition 15 (which notice shall specify the proposed date of redemption (which shall not be less than six Business Days and not more than thirty days after the date which it is given) and shall be irrevocable) redeem the whole, but not part only, of this Note on the date specified in such notice at its Redemption Amount. Upon the expiry of any such notice, the Company shall redeem this Note.

10. **PROTECTION OF THE NOTEHOLDER**

So long as this Note is outstanding, unless the Noteholder gives its (or their) written approval otherwise:-

(A) the Company will use all reasonable endeavours to (i) maintain a listing for all the issued Shares on the Stock Exchange or the Alternative Stock Exchange (as the case may be) and (ii) as soon as practicable after the Issue Date obtain and maintain a listing on the Stock Exchange or the Alternative Stock Exchange (as the case may be) for the Conversion Shares to be issued on the Conversion Date or the Maturity Date;

(B) the Company shall provide the Noteholder with a copy of its annual reports, annual financial statements and interim reports sent by the Company to its Shareholders within 14 Business Days after the Company sends the same to its Shareholders;

(C) in addition to the information referred to in Condition 10(B), the Company shall provide any Telstra Group Noteholder only and only for the period during which it remains the Noteholder, within ten Business Days upon such Telstra Group Noteholder's written request, but in any event no more than twice in any period of twelve months, with a certificate confirming that it and its Principal Subsidiaries are in substantial compliance with the material terms of the financial covenants (if any) in their significant financing arrangements and that the breach (if any) of such terms would not, in the reasonable opinion of the Company, lead to there being a default in the payment obligations of the Company or of its Principal Subsidiaries under such relevant financing arrangements;

(D) the Company shall ensure that all Conversion Shares issued will be duly and validly issued, fully paid up (or credited as fully paid up) and registered in the name of the Noteholder or otherwise in accordance with these Conditions;

(E) subject to Conditions 4.1(B) and 7.2, the Company shall pay all fees, capital and stamp duties payable in Hong Kong, if any, in respect of the issue of Conversion Shares upon conversion of the Redemption Amount of this Note;

(F) in the case of any consolidation, amalgamation or merger of the Company with any other corporation (other than a consolidation, amalgamation or merger in which the Company is the continuing corporation), or in the case of any sale or transfer of all, or substantially all, of the assets of the Company, the Company will forthwith notify the Noteholder of such event in accordance with Condition 15 and (so far as legally possible) cause the corporation resulting from such consolidation, amalgamation or merger or the corporation which shall have acquired such assets, as the case maybe, to execute a deed to ensure that the Noteholder shall have the right as provided for in Condition 6 (during the period in which this Note shall be convertible) to convert this Note into the class and amount of shares and other securities and property receivable upon such consolidation, amalgamation, merger, sale or transfer by a holder of the number of Shares which would have become liable to be issued upon conversion of this Note immediately prior to such consolidation, amalgamation, merger, sale or transfer. The above provisions of this Condition 10(F) shall apply in the same way to any subsequent consolidations, amalgamations, mergers, sales or transfers.

11. **EVENT OF DEFAULT**

On the occurrence of the following event of default ("Event of Default"), the Company shall promptly after (and in any case within seven days of) such event occurring give written notice to the Noteholder in accordance with Condition 15. Within fourteen days of receipt of such notice by the Noteholder or within fourteen days of the Noteholder becoming aware of the occurrence of the Event of Default, the Noteholder may give notice to the Company in accordance with Condition 15 specifying this Note is immediately due and repayable, whereupon it shall become immediately due and repayable at the Redemption Amount.

An Event of Default shall occur where a resolution is passed or an order of a court of competent jurisdiction is made that the Company be wound up or dissolved otherwise than (i) for the purposes of or pursuant to and followed by a consolidation or amalgamation with or merger into the Company or any of its Subsidiaries or reconstruction or reorganisation of the Company, or (ii) for the purposes of or pursuant to and followed by a consolidation, amalgamation, merger, reconstruction or reorganisation (other than as described in (i) above) the terms of which shall have previously been approved in writing by the Noteholder, which approval shall not be unreasonably withheld or delayed.

12. **PRESCRIPTION**

Claims in respect of principal and interest will become void unless made within ten years in the case of principal and five years in the case of interest from the relevant date in respect thereof.

For the purposes thereof, "relevant date" means (i) the date on which such payment first becomes due or (ii) if the full amount payable has not been received by the Noteholder on or prior to such due date, the date on which the full amount having been so received.

13. **VOTING**

The Noteholder shall not be entitled to any pre-emptive or other rights to subscribe for or purchase (whether on market terms or otherwise) any subsequent issues by the Company of shares, securities or other equities other than in accordance with these Conditions, nor shall the Noteholder be entitled to receive notices of attend or vote at, any meetings of the Company by reason only of being a Noteholder.

14. **REPLACEMENT NOTE**

If the Certificate representing this Note is lost, mutilated, defaced, destroyed or stolen, the relevant Noteholder shall forthwith notify the Company and a replacement Certificate shall be issued if the Noteholder provides the Company with: (i) a declaration by the Noteholder or its officer that the Certificate had been lost, mutilated, defaced, destroyed or stolen (as the case may be) or other evidence that the Certificate had been lost, mutilated, defaced, destroyed or stolen (as the case may be), (ii) the Certificate if it has been mutilated or defaced and (iii) an appropriate indemnity in such form and content as the Company may reasonably require. Any Certificate for this Note replaced in accordance with this Condition shall forthwith be cancelled, including, in the case of a Certificate replaced as being lost, stolen or destroyed, promptly upon the recovery of the same. All reasonable administrative costs and expenses associated with the preparation, issue and delivery of a replacement Certificate shall be borne by the relevant Noteholder.

15. **NOTICE**

Any notice (which shall in this Condition 15 include any demand and any other notice or communication but not, in relation to the Telstra Group Noteholder, any process referred to in Condition 18) required to be given under these Conditions shall be deemed duly served if delivered in person to or sent by registered or recorded delivery post or facsimile to the following addresses or facsimile numbers:

(i) Telstra Group Noteholder:

242 Exhibition Street
Melbourne
Victoria
Australia

Fax: (61 3) 9639 1940
Attn: Corporate Treasurer

(ii) Noteholder (other than the Telstra Group Noteholder):

as specified in the relevant Transfer Form

(iii) the Company:

39th Floor
PCCW Tower
TaiKoo Place
979 King's Road
Quarry Bay
Hong Kong

Fax: (852) 2962 5725
Attn: The Company Secretary

or such other addresses or facsimile numbers as may have been last notified in writing by or on behalf of the Company to the Noteholder or vice versa. Any such notice shall be deemed to be served at the time when the same is delivered in person to the address of the party to be served or, if served by post, on the fifth day (not being a Sunday or public holiday) next following the day of posting or, if served by facsimile, upon transmission and report confirming successful transmission.

16. **AMENDMENT**

The terms and conditions of this Note may not be varied, supplemented or amended except by agreement in writing between the Company and the Noteholder.

17. **THIRD PARTY RIGHTS**

A person who is not a party to this Note has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term or condition of this Note.

18. **GOVERNING LAW AND JURISDICTION**

18.1 This Note shall be governed by, and construed in accordance with, the laws of England.

18.2 In relation to any Proceedings, the Noteholder and the Company irrevocably submit to the non-exclusive jurisdiction of the courts of England and waive any objection to Proceedings in such courts on the grounds of venue or on the grounds that Proceedings have been brought in an inappropriate forum. The taking of Proceedings in one or more jurisdictions shall not preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

18.3 (A) The Telstra Group Noteholder irrevocably appoint Telstra Corporation Limited of 44 Paul Street, London EC2A 4LB as their process agent to receive on their behalf service of process of any Proceedings in England.

(B) The Company irrevocably appoints Simmlaw Services Limited of CityPoint, One Ropemaker Street, London EC2Y 9SS as its process agent to receive on its behalf service of process of any Proceedings in England.

(C) If for any reason the relevant process agent ceases to be able to act as process agent or no longer has an address in England, the Company and the Telstra Group Noteholder irrevocably agree to appoint a substitute process agent with an address in England acceptable to the other party and to deliver to the other party(ies) a copy of the substitute process agent's acceptance of that appointment within thirty days. In the event that the Company or any Telstra Group Noteholder fails to appoint a substitute process agent, it shall be effective service for the Company or the Telstra Group Noteholder to serve the process upon the last known address in England of the last known process agent for the relevant party notified to the other parties notwithstanding that such process agent is no longer found at such address or has ceased to act provided that a copy of the proceedings is also sent to the relevant party's current registered office or principal place of business wherever situated. Nothing in this Note shall affect the right to serve process in any other manner permitted by law.

SCHEDULE 1

CONVERSION NOTICE

Date: [•]

The undersigned hereby confirms that the ordinary shares of HK$0.05 each of PACIFIC CENTURY CYBERWORKS LIMITED (the "Company") in respect of the Redemption Amount of this Note shall be delivered in accordance with the Conditions and the terms below:

Outstanding Redemption Amount of this Note: US$ ______________________________

-

Name in which Conversion Shares are to be registered (if not the Noteholder): ____________

Address of registered shareholder: ______________________________

Signature of Noteholder: ______________________________

Name of Noteholder: ______________________________

Address of Noteholder: ______________________________

Delivery Instructions: Name: ______________________________

Address: ______________________________

Other: ______________________________

For and on behalf of
[Noteholder]

____
Name:
Title:

SCHEDULE 2

TRANSFER FORM

Date: [•]

FOR VALUE RECEIVED the undersigned hereby transfers to

____

____(the "Transferee")

(PLEASE PRINT OR TYPE NAME AND ADDRESS OF TRANSFEREE)

the entire of the outstanding Redemption Amount of this Note in respect of which this Certificate is issued and all rights in respect thereof and irrevocably requests the Company to transfer the aforesaid Redemption Amount of the Note on the Company's books maintained in respect thereof.

By execution of this Transfer Form, the Transferee hereby agrees that, for so long as it remains a Noteholder, it is bound by the undertakings, acknowledgement, representations, warranties and confirmations expressed in the Conditions as being given by a Noteholder and, if the Transferee is a member of the Telstra Group at the date hereof, by a Telstra Group Noteholder.

The Transferee's contract details for the purpose of Condition 15 are:

[Address]

[Fax]

[Attn]

All payments in respect of the Redemption Amount of this Note transferred are to be made (unless otherwise instructed by the Transferee) to the following account:

Name of bank:

US$ account number:

For the account of :-

Dated: ________________________

Name: ________________________

For and on behalf of
[Transferor]

Name:
Title:

Confirmed by :-

For and on behalf of
[Transferee]

Name:
Title:

Date: ____________________

This Transfer Form shall have no effect if the result of such purported transfer is that at any time the Note shall be or may be considered by the Company of being capable of becoming quoted, listed, dealt in or traded on any stock exchange, over-the-counter market or other centrally organised or regulated securities market.

[5***Consent to transfer by:-***

For and on behalf of
PACIFIC CENTURY CYBERWORKS LIMITED]

Notes:

1. *A representative of the Noteholder should state the capacity in which he signs (e.g. director).*

2. *The signature of the person effecting a transfer shall conform to the list of duly authorised specimen signatories supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Company may require.*

3. *In the case of joint holders, all joint holders must sign this transfer form.*

4. *The name of the transferor in this transfer notice must correspond to the name as it appears on the face of the attached Certificate.*

5. *To be included in all Transfer Forms other than between Telstra Group Noteholders.*

SCHEDULE 3

COMPANY REDEMPTION NOTICE

[Noteholder(s)]

[Address]

Attention: [•]

[Date]

Dear Sirs

We, PACIFIC CENTURY CYBERWORKS LIMITED (the "Company"), refer to Condition 8 of the US$[190,000,000] 5% Unsecured Convertible Note due 2005 (the "Note") and hereby elect to redeem the entire outstanding Redemption Amount (as defined in the Conditions of the Note) of the Note on [ ][1] in accordance with Condition 8 of the Note.

For and on behalf of
Pacific Century CyberWorks Limited

____

Name :
Title:

1. *To be at least 6 Business Days and not more than 30 days after the date on which this notice is given.*

SCHEDULE 4

CONVERSION EVENT NOTICE

PACIFIC CENTURY CYBERWORKS LIMITED

US$190,000,000 5% MANDATORY CONVERTIBLE NOTE DUE 2005
(the "Note")

Date [•]

The undersigned gives notice to PACIFIC CENTURY CYBERWORKS LIMITED (the "Company") pursuant to Condition 6.1 of the terms and conditions of the Note that a Conversion Event as defined in Condition 6.2 has occurred details of which are set out below.

[Conversion Event Details].

____

For and on behalf of
[Noteholder]

DATED: 28 June 2002

Equitable Mortgage Amendment Deed

between

Pacific Century Cable Holdings Limited
as Mortgagor

Pacific Century CyberWorks Limited
as Obligor

Telstra Corporation Limited
as Security Agent

relating to

the Equitable Mortgage of Shares dated 7 February 2001

Simmons & Simmons

35th Floor Cheung Kong Center 2 Queen's Road Central Hong Kong
T (852) 2868 1131 F (852) 2810 5040 DX 009121 Central 1

CONTENTS

THIS DEED amends and restates the Equitable Mortgage of Shares (as defined below) and is made on 28 June 2002.

BETWEEN:

(1) **Pacific Century Cable Holdings Limited**, (the "Mortgagor"), a company incorporated under the laws of Bermuda and having its registered office at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda;

(2) **Pacific Century CyberWorks Limited**, (the "Obligor"), whose registered office is 39th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong; and

(3) **Telstra Corporation Limited**, (the "Security Agent"), whose registered office is at 242 Exhibition Street, Melbourne, Victoria, Australia, as security trustee for the Beneficiaries (as defined below).

WHEREAS:

(A) The Obligor issued and the Security Agent purchased a US$750 Variable Coupon Subordinated Convertible Bond due 2007 (the "Bond") subject to and in accordance with the terms of a purchase agreement dated 13 October 2000 between the Obligor and the Security Agent (as Initial Bondholder) and the conditions of the Bond.

(B) The Mortgagor entered into an Equitable Mortgage of Shares for the purpose of providing security to the Security Agent for the performance of the obligations of the Obligor to the Beneficiaries under the Bond and the Equitable Mortgage of Shares.

(C) Under an agreement dated of even date herewith between the Security Agent and the Obligor (the "Transaction Agreement"), it was agreed that the Bond would be repaid in full.

(D) As part of the consideration for the repayment of the Bond, it was agreed between the Security Agent and the Obligor that the Security Agent (or its designated affiliate) would subscribe for and the Obligor would issue a US$190,000,000 5% mandatory convertible note due 2005 (the "Note") subject to and in accordance with the terms and conditions of the Transaction Agreement and the conditions of the Note.

(E) The Mortgagor, Obligor and the Security Agent have agreed to extend the security obligations of the Obligor under the Equitable Mortgage of Shares in respect of the Note.

(F) The parties hereto have agreed to enter into this Deed to amend the Equitable Mortgage of Shares, and the amendments have been incorporated into the Equitable Mortgage of Shares as set out in its amended and restated form in Schedule 1.

NOW THIS DEED WITNESSETH as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 In this Deed (including the recitals) words and expressions defined in the Terms and Conditions of the Note dated of even date herewith shall, unless the context otherwise requires, have the same meaning herein.

2. **AMENDMENTS TO THE EQUITABLE MORTGAGE OF SHARES**

With effect from the date hereof, the Equitable Mortgage of Shares shall be amended and restated in the form set out in Schedule 1 to this Deed.

3. **EFFECT OF AMENDMENTS**

3.1 The Equitable Mortgage of Shares shall from the date hereof be read and construed in conjunction with this Deed as one document and all references to "this Equitable Mortgage of Shares", "this Mortgage" or "herein" in the Equitable Mortgage of Shares and in any document ,agreement, letter or deed entered into in relation to the Equitable Mortgage of Shares (whether dated prior to the date of this Deed or otherwise) shall be read and construed as a reference to the Equitable Mortgage of Shares as amended by this Deed and as set out in Schedule 1.

3.2 This Agreement does not affect the respective rights, duties or obligations of any parties pursuant to the Equitable Mortgage of Shares which may have arisen prior to the date hereof.

3.3 The parties to this Deed agree that (1) except as amended by this Deed, the provisions of the Equitable Mortgage of Shares and their respective rights and obligations under the Equitable Mortgage of Shares will remain unamended and (2) the Equitable Mortgage of Shares, as amended by this Deed, and the security interest created thereby, remain in full force and effect.

4. **REPRESENTATIONS**

The Mortgagor hereby represents and warrants that (1) the representations contained in paragraphs (B), (C), (D) and (E) of Clause 5 of the Equitable Mortgage of Shares (as amended by this Deed) would be true if repeated in this Deed with reference to this Deed instead of the Equitable Mortgage of Shares and (2) the representations contained in Clause 5 of the Equitable Mortgage of Shares (as amended by this Deed) would be true if made on the date of this Deed.

5. **PERFORMED OBLIGATIONS**

The Security Agent confirms that the Mortgagor has delivered to it under clause 3 of the Equitable Mortgage of Shares (as amended by this Deed) a share certificate (numbered 4) in respect of 1,250,000,000 Shares (representing 25% of the entire issued capital of the Company at the date hereof) together with instrument(s) of transfer in respect thereof duly executed in blank (but undated) by the Mortgagor and that such documents are in a form acceptable to it.

6. **GOVERNING LAW**

The provisions of Clause 22 of the Equitable Mortgage of Shares (as amended by this Deed) shall apply mutatis mutandis to this Deed.

7. **COUNTERPARTS**

This Deed may be executed in a number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Deed by executing a counterpart.

8. **DEED**

Each of the Mortgagor, the Obligor and the Security Agent intends this document to be a deed and the Mortgagor executes and delivers it as its deed.

SCHEDULE 1: AMENDED AND RESTATED EQUITABLE MORTGAGE OF SHARES

This is the form of the Equitable Mortgage of Shares dated 7 February 2001 as amended and restated by this Deed:

DATED: 7 FEBRUARY 2001 (as Amended and Restated)

Equitable Mortgage of Shares

between

Pacific Century Cable Holdings Limited
as Mortgagor

and

Telstra Corporation Limited
as Security Agent

relating to

US$190,000,000 5% Mandatory Convertible Note due 2005 issued by Pacific Century CyberWorks Limited

Simmons & Simmons

35th Floor Cheung Kong Center, 2 Queen's Road Central Hong Kong
Tel: (852) 2868 1131 Fax: (852) 2810 5040 DX 009121 Central 1

CONTENTS

THIS EQUITABLE MORTGAGE OF SHARES is dated 7 February 2001 and made

BETWEEN:

(1) **Pacific Century Cable Holdings Limited**, (the "Mortgagor"), a company incorporated under the laws of Bermuda and having its registered office at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda; and

(2) **Telstra Corporation Limited**, (the "Security Agent"), whose registered office is at 242 Exhibition Street, Melbourne, Victoria, Australia, as security trustee for the Beneficiaries (as defined below).

BACKGROUND:

(A) Reach Ltd. (formerly known as Joint Venture (Bermuda) No. 1 Limited) of Clarendon House, 2 Church Street, Hamilton HM11, Bermuda (as such company may be renamed from time to time) (the "Company") is a company limited by shares incorporated under the laws of Bermuda having an authorised share capital of US$7,000,000,000 divided into 7,000,000,000 ordinary shares of US$1.00 each of which 5,000,000,000 shares have been issued and are fully paid up or credited as fully paid up. 2,500,000,000 of such shares (being 50% of the entire issued capital of the Company at the date hereof) are legally and beneficially owned by the Mortgagor and represented by share certificates numbered 2, 4 and 5.

(B) The Obligor, the ultimate holding company of the Mortgagor, has agreed to issue and the Security Agent (in its capacity as the Initial Noteholder) has agreed to purchase the Note (as defined below) subject to and in accordance with the terms of the Purchase Agreement and the Conditions (each as defined below).

(C) The Mortgagor has agreed to enter into this Equitable Mortgage of Shares for the purpose of providing, upon the terms and conditions hereinafter appearing, security to the Security Agent for the performance of the obligations of the Obligor to the Beneficiaries under the Note and this Equitable Mortgage of Shares.

NOW THIS DEED WITNESSETH as follows:

1. **Interpretation**

1.1 Words and expressions used in this Equitable Mortgage of Shares shall, except where the context otherwise requires or otherwise defined herein, have the meanings given to them in the Conditions. In addition, the following terms have the meaning ascribed to them below:

"Beneficiaries" means the Initial Noteholder and/or any member(s) of the Telstra Group (for so long as they shall remain a member of the Telstra Group) who is/are for the time being the registered holder(s) of the Note and holding legal and beneficial title thereto in accordance with the terms thereof and "Beneficiary" shall be construed accordingly. Where there is more than one Beneficiary, references to "Beneficiaries" means, unless the contrary intention is indicated, all Beneficiaries acting together;

"Note" means the US$190,000,000 5% Mandatory Convertible Note due 2005 to be issued by the Obligor subject to and in accordance with the Conditions;

"Conditions" means the terms and conditions attached to or endorsed on the Note and "Condition" refers to the relevant numbered paragraph of the Conditions;

"Encumbrance" means any mortgage, charge, pledge, lien, hypothecation, assignment or deposit by way of security or trust arrangement for the purpose of providing security but excluding any rights of set-off or combination of accounts arising under common law, equity, statute or regulation;

"Enforcement Date" means any date:

(a) after the Beneficiaries have become entitled, by reason of an Event of Default, to accelerate, demand or enforce any principal, interest, costs or other sums due under the Note or otherwise exercise their rights under the Note or make a claim in respect thereof and the Obligor fails to make any such payment on its due date after the expiry of all applicable grace periods; or

(b) on which the Obligor fails to make a payment of any amount due under the Bond in accordance with the Conditions after the expiry of all applicable grace periods.

"Group" means the Obligor and its Subsidiaries from time to time;

"Liabilities" means (a) all payment obligations expressed to be assumed by the Obligor to the Beneficiaries under the Note, whether present or future, actual or contingent; and (b) the Mortgagor's obligations under Clause 2.1 to discharge and pay such obligations and "Liability" shall be construed accordingly;

"this Mortgage" means this Equitable Mortgage of Shares as the same may from time to time be restated, varied, modified or amended and "Mortgage" shall be construed accordingly;

"Mortgaged Securities" means the Shares and all other securities, rights, monies, deposits of cash and other property mortgaged to the Security Agent under any provision of this Mortgage or such of the same as remain after any exercise of any of the Security Agent's powers in respect thereof under this Mortgage;

"Obligor" means Pacific Century CyberWorks Limited, whose registered office is at 39th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong;

"Proceedings" means any legal action or proceedings arising out of or in connection with this Mortgage;

"Receiver" has the meaning given to it in Clause 10.1;

"Purchase Agreement" means the agreement between the Obligor and the Initial Noteholder in relation inter alia to the Note and setting out the principal terms thereof;

"Shares" means 2,500,000,000 ordinary shares of US$1.00 each of the Company (being 50% of the entire issued capital of the Company at the date hereof) which have been issued and are fully paid up or credited as fully paid up and are legally and beneficially owned by the Mortgagor and represented by share certificates numbered 2, 4 and 5; and

"Shareholders Agreement" means the shareholders agreement dated 13 October 2000 between, inter alia, the Obligor and the Initial Noteholder in respect of the Company (as amended, varied and supplemented).

1.2 Unless the context otherwise requires, any reference in this Mortgage to:

"administration", "bankruptcy", "dissolution", "insolvency", "liquidation", "receivership", "reorganisation" or "winding-up" shall be construed so as to include procedures and circumstances equivalent or analogous thereto under the laws of any applicable jurisdiction;

a "Clause" shall be construed as a reference to a clause of this Mortgage;

a "person" shall be construed as a reference to any individual, company, body corporate, corporation sole or aggregate, government, state or agency of a state, firm, partnership, joint venture, association, organisation, trust or entity (in each case, whether or not having separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists) and a reference to any of them shall include a reference to the others; and

any "assignment" or "transfer" of this Mortgage by the Security Agent in its capacity as the Initial Noteholder (including, without limitation, any restrictions thereon) shall be construed as a reference to any assignment or other transfer of any legal or beneficial interest of the Security Agent in its capacity as the Initial Noteholder in this Mortgage or any other transaction or arrangement which would result in any of the legal or beneficial title of the Security Agent in its capacity as the Initial Noteholder to, or interest, benefit or rights of the Security Agent in its capacity as the Initial Noteholder in, this Mortgage proving to be or being held in trust for, or to or for the benefit of, another person.

2. The Mortgage

2.1 This Mortgage is given for good consideration and the Mortgagor shall, on written demand of the Security Agent, which may only be made once this Mortgage has become enforceable in accordance with Clause 9.1, discharge and pay to the Security Agent (when due and payable) each of the Liabilities.

2.2 As a continuing security to the Security Agent for the performance of the Liabilities, the Mortgagor with full title guarantee hereby mortgages to the Security Agent by way of first equitable mortgage, for the payment and discharge of the Liabilities, all the Shares and (subject to Clause 8.1) all rights, dividends, distributions, monies, warrants or property paid, accruing or deriving directly or indirectly therefrom at any time by way of bonus, preference, option, dividend, interest or otherwise (whether registered in its name or in the name(s) of its nominee(s) for the time being).

3. Delivery of Documents

The Mortgagor shall deliver and deposit (or procure there to be delivered and deposited) with the Security Agent on the date of this Mortgage (or on or before such later date as the Security Agent may agree), the share certificates representing the Shares together with instrument(s) of transfer in respect thereof duly executed in blank (but undated) by the Mortgagor.

All documents required to be delivered and deposited pursuant to this Clause shall be in such form as the Security Agent may reasonably require.

4. [Deliberately left blank]

5. **Warranties**

5.1 The Mortgagor represents and warrants to the Security Agent that:-

(A) it is (1) duly incorporated and validly existing under the laws of Bermuda, with full power and authority to conduct its business as it is now being conducted and (2) is lawfully qualified to do business in those jurisdictions in which it conducts business;

(B) the execution of this Mortgage by the Mortgagor has been duly authorised by the Mortgagor and upon due execution and delivery of this Mortgage will constitute valid, legally binding and enforceable obligations of the Mortgagor except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganisation, moratorium or other similar laws affecting the enforcement of creditors' rights generally and general principles of equity;

(C) all consents, approvals and authorisations of any court, government department and other regulatory body, and of any banks and financial institutions to which the Mortgagor owes any obligations (if applicable) required for the execution and delivery by the Mortgagor of this Mortgage and the performance of its obligations under this Mortgage have been obtained and are in full force and effect;

(D) the execution and delivery of this Mortgage and the performance by the Mortgagor of its obligations under this Mortgage do not and will not (1) conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, the documents constituting the Mortgagor or any indenture, trust deed, mortgage, guarantee, loan or other agreement or instrument to which the Mortgagor is a party or by which its properties or assets are bound, except where (in the reasonable opinion of the Mortgagor) such conflict, breach or default does not have a material effect on the Mortgagor's obligations under this Mortgage, or (2) infringe any existing applicable law, rule, regulation, judgement, order or decree of any government, governmental body or court having jurisdiction over the Mortgagor or any of its properties or assets;

(E) it is not necessary that this Mortgage be filed, registered, recorded or enrolled with any court, governmental or other authority or that any stamp, documentary, registration or similar tax or duty be paid on or in relation hereto except that in order to ensure the preservation of the priority of the secured interests created by this Mortgage, a register of mortgages, charges and other encumbrances shall be created by the Mortgagor and kept at its registered office and particulars of this Mortgage shall be entered on such register and a copy of such register of mortgages, charges and other encumbrances shall be filed at the Companies Registry in Bermuda;

(F) the Shares are issued and fully paid up or credited as fully paid up and as of the date of this Mortgage, the Shares constitute 50% of the entire issued share capital of the Company. All of the Shares are free from any Encumbrance (other than as created by this Mortgage) or any agreement to create any of the same or to sell, transfer, assign or otherwise dispose of the same;

(G) it is legally and beneficially entitled to all of the Mortgaged Securities as of the date hereof free from all Encumbrances (other than as created by this Mortgage) and is not aware of any legal action current or pending or threatened in respect of its title to the Shares; and

(H) the security granted pursuant to this Mortgage constitutes or (as the case may be) will constitute first ranking equitable security on the Shares subject to applicable laws relating to bankruptcy and insolvency and other laws of general application affecting the enforcement of creditors' rights and to equitable principles of general application.

5.2 Each representation and warranty under Clause 5.1 shall be true and accurate in all material respects as at the date hereof.

6. __Covenants__

6.1 Except with the prior consent of the Security Agent (which shall not be unreasonably withheld or delayed), the Mortgagor covenants with the Security Agent that it will:-

(A) at all times comply with any statute, ordinance, law or regulation relevant to, and any condition of any consent obtained relating to, this Mortgage;

(B) indemnify the Security Agent on demand against all costs, losses and expenses incurred by the Security Agent as a result of or in connection with the preservation and enforcement of the Security Agent's rights under this Mortgage, but taking into account any payments received by the Security Agent and/or any of the Beneficiaries under any document or agreement howsoever described and entered into in connection with the Note;

(C) not, save as pursuant to this Mortgage, create or permit to subsist any Encumbrance over or in any way sell, transfer, assign or dispose of all or any part of the Mortgaged Securities;

(D) pay or procure the payment of all calls or other payments that may become due in respect of any of the Mortgaged Securities and agree that, if it fails to do so, the Security Agent may in its absolute discretion make such payments, the amount thereof to be repaid on demand by the Mortgagor and shall bear interest at the rate specified in and calculated in accordance with Condition 3.3(B) from and including the due date therefor up to but excluding the date on which payment in respect of such demand is made in full; and

(E) procure that the Company shall not, and nor shall the Mortgagor, by act or omission do anything materially prejudicial to the security at any time held by the Security Agent for the Liabilities.

6.2 The Security Agent hereby covenants with the Mortgagor that it will provide reasonable assistance to the Mortgagor to enable it to obtain all relevant third party consents granted in respect of this Mortgage.

7. __Rights of the Security Agent__

7.1 The security constituted by this Mortgage is in addition and without prejudice to any guarantee, security or indemnity in respect of any of the Liabilities now or hereafter given to the Security Agent (in its capacity as such or in other relevant capacity) by the Mortgagor or any other person.

7.2 The Mortgagor acknowledges that this Mortgage shall constitute a continuing security for the performance of the Liabilities and that, except as provided in Clause 14, the security constituted by this Mortgage shall not be discharged or otherwise prejudiced nor shall the liability of the Mortgagor hereunder be in any way lessened or affected by any failure of the Security Agent to take or enforce any other security for the Liabilities or any invalidity of any other security taken.

7.3 No failure to exercise and no failure or delay on the part of the Security Agent in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and not exclusive of any other rights or remedies provided by law and, for the avoidance of doubt, the Security Agent shall not be obliged to sell the Mortgaged Securities in the event that this Mortgage shall become enforceable but shall be entitled to enforce the same in such manner as it sees fit (in accordance with applicable laws).

7.4 Subject to Clause 14, until the security constituted by this Mortgage is released or discharged in respect of the Mortgaged Securities (or relevant part thereof) the Security Agent may retain all share certificates, relevant instruments and documents of title deposited under Clause 3.

8. **Voting Rights and Dividends**

8.1 Until this Mortgage becomes enforceable in accordance with Clause 9.1, the Mortgagor shall be entitled to:

(A) receive all dividends, interest and other monies arising from or receivable pursuant to the Mortgaged Securities; and

(B) exercise all voting rights (whether in its own name or through its nominee(s) or proxies) in respect of each of the Mortgaged Securities provided that no vote shall be cast or right exercised or other action taken that would be result in any breach of the terms and conditions of this Mortgage.

8.2 Upon this Mortgage becoming enforceable in accordance with Clause 9.1, the Mortgagor shall not be entitled thereafter (unless and until this Mortgage shall have been released) to exercise any voting rights in respect of any of the Mortgaged Securities and the Security Agent or its nominee(s) may at any time at the Security Agent's discretion exercise any voting rights and all the powers which may be exercised by the person or persons in whose name or names the Mortgaged Securities are registered. The Security Agent shall promptly notify the Mortgagor of any such exercise of voting rights or powers under this Clause.

8.3 The Security Agent or its nominee(s) need not vote at any meeting or exercise any rights in relation to the Mortgaged Securities and shall not be responsible for loss occasioned by a failure to act or delay in so acting. Notwithstanding the foregoing, the Security Agent shall consider in good faith any request by the Mortgagor or the Obligor to exercise its voting or other rights in relation to the Mortgaged Securities under Clause 8.2 and shall so act if, in its absolute discretion, it sees fit.

9. **Enforcement of Security**

9.1 The Security Agent shall be entitled to enforce all or any part of the security constituted by this Mortgage after the Enforcement Date provided that the relevant event referred to in the definition of the Enforcement Date is then continuing and has not then been waived.

9.2 At any time after this Mortgage shall have become enforceable in accordance with Clause 9.1, the Security Agent may:-

(A) appoint one or more Receivers; or

(B) do any thing that a Receiver could do under Clause 10.

9.3 Upon any disposal, sale, transfer or assignment of the Mortgaged Securities or any part thereof the purchaser shall not be bound to enquire whether the power of sale has arisen in manner herein provided and the sale shall be deemed to be within the power of the Security Agent and the receipt of the Security Agent for any purchase monies shall effectively discharge the purchaser who shall not be concerned with the manner of application of the proceeds of sale or be in any way answerable therefor.

10. **Appointment of Receiver**

10.1 At any time after this Mortgage has become enforceable in accordance with Clause 9.1 the Security Agent may appoint in writing any person or persons to be a receiver and manager or receivers and managers (hereinafter called the "Receiver" which expression shall where the context admits include the plural and any substitute receiver and manager or receivers and managers) of all or any part of the Mortgaged Securities and the Receiver shall have the powers contained in the Law of Property Act 1925 (or any equivalent applicable legislation) and, in particular:

(A) do (or procure to be done) everything necessary to obtain registration of the Mortgaged Securities in the name of the Security Agent or any nominee of the Security Agent or in the name of any purchaser thereof;

(B) to take possession of, collect and get in all or any part of the Mortgaged Securities and for that purpose to take any proceedings in the name of the Mortgagor or otherwise as he shall think fit;

(C) to raise money from the Security Agent or others on the security of any Mortgaged Securities;

(D) to sell, transfer, assign or otherwise dispose of or deal with, or convert into money such Mortgaged Securities or any part thereof;

(E) to sell, transfer, assign or otherwise dispose of or deal with all or any of the Security Agent's rights in respect of such Mortgaged Securities under this Mortgage,

(F) to receive all rights, dividends, distributions, monies, warrants or property paid, accruing or deriving directly or indirectly from the Mortgaged Securities at any time by way of bonus, preference, option, dividend, interest or otherwise;

(G) to exercise all voting rights (whether in its own name or through its nominee(s) or proxies) in respect of each of the Mortgaged Securities; and

(H) to do all such other acts and things as the applicable law allows the owner or a mortgagee or a Receiver of the Mortgaged Securities to do and as may be considered to be incidental or conductive to any of the matters or powers aforesaid.

10.2 In exercising its power to appoint a Receiver, the Security Agent may appoint a Receiver to all or any part of the Mortgaged Securities.

10.3 Where more than one Receiver is appointed they shall have power to act severally (unless the Security Agent shall specify to the contrary) in relation to the Mortgaged Securities. An appointment over part only of the Mortgaged Securities shall not preclude the Security Agent from making a subsequent appointment of a Receiver over any part of the Mortgaged Securities over which an appointment has not previously been made by the Security Agent.

10.4 The Security Agent may from time to time determine the remuneration of the Receiver and may at any time remove the Receiver from all or any part of the Mortgaged Securities of which he is the Receiver and after the Receiver has vacated office or ceased to act in respect of any of the Mortgaged Securities appoint a further Receiver over all or any part in respect of which he shall have ceased to act.

10.5 The Receiver shall be the agent of the Mortgagor (who shall be solely liable for his acts, defaults and remuneration, unless and until the Mortgagor goes into liquidation and thereafter he shall act as principal and shall not become the agent of the Security Agent) and shall be entitled to exercise all powers contained in the Law of Property Act 1925 (or any equivalent applicable legislation) in the same way as if appointed thereunder.

11. <u>Distribution and Payments</u>

11.1 Subject to Clause 11.2, all moneys from time to time received by the Security Agent or a Receiver under or pursuant to this Mortgage, whether from the enforcement of this Mortgage or otherwise, shall be applied by the Security Agent as follows:-

(A) in the payment of all reasonable costs, charges, losses, liabilities and expenses of and incidental to the exercise of any of its rights including its remuneration and all outgoings paid by it and liabilities incurred by it as a result of such exercise;

(B) in or towards discharge of the Liabilities in such order or manner as the Security Agent may select; and

(C) in payment of any surplus to the Mortgagor or such other person as the Mortgagor may direct.

11.2 (A) Where any amount from time to time received by the Security Agent under or pursuant to this Mortgage is equal to (or exceeds) the Redemption Amount then due and payable to the Beneficiaries under the Note plus any sum then due under this Mortgage, the Liabilities shall be reduced to zero and the Security Agent shall have no further entitlement under this Mortgage, nor shall the Beneficiaries have any further entitlements under the Note, as from the date of full payment of such amount. In these circumstances, the Note (or relevant part thereof registered in the names of the Beneficiaries) shall be cancelled and the Security Agent hereby undertakes to deliver (or procure the delivery of) the Certificate(s) relating to their entitlement to the Note to the Mortgagor (together with duly executed Transfer Forms and any other documentation required to effect cancellation thereof).

(B) Where any amount from time to time received by the Security Agent under or pursuant to this Mortgage is less than the Redemption Amount then due and payable to the Beneficiaries under the Note plus any sum then due under this Mortgage, the amount so received shall be deemed to have been deducted from the Redemption Amount to which the Beneficiaries would otherwise be entitled as at the date of such payment, so that as from such date interest shall accrue under the Note in respect of the remaining amount of the Redemption Amount to which such Beneficiaries are entitled after such deduction and all references in the Conditions (including, without limitation, to the Redemption Amount and the Principal Amount), and all references in this Mortgage (including, without limitation, to Liabilities), shall be construed accordingly.

(C) Where, after the date on which this Mortgage becomes enforceable in accordance with Clause 9.1 but prior to the date of payment to (or receipt by) the Security Agent of any Liabilities, any right or option is exercised (or notice of the exercise thereof is served) in accordance with the Conditions as a result of which the Redemption Amount payable to the Beneficiaries under the Note is (or would be) reduced (including, without limitation, by reason of the issue of a Conversion Notice or the transfer by a Beneficiary of any part of the Note then registered in its name to a person who is not a member of the Telstra Group), all references in this Mortgage to Liabilities shall be read and construed as references to the amount (if any) thereof which would remain payable to the Beneficiaries after the exercise of the relevant right or option).

11.3 Each payment to be made by the Mortgagor under this Mortgage shall be made to the Security Agent, in the appropriate currency in accordance with the terms hereof, to such account as the Security Agent may from time to time direct.

11.4 (A) All payments by the Mortgagor under this Mortgage shall be made on the due date therefor in same day funds free and clear of any withholdings or deductions for any present or future taxes, imposts, levies, duties, assessments or other governmental charges imposed or levied by or on behalf of Bermuda, Hong Kong or, in each case, by or within any political subdivision thereof or any authority therein having power to tax. In the event that the Mortgagor is required to make any such deduction or withholding from any amount paid hereunder, the Mortgagor shall pay to the Security Agent such additional amount ("additional amount") as shall be necessary so that the Security Agent receives a net amount equal to the full amount which it would have received if such withholding or deduction had not been made. When making payments to the Security Agent, fractions of one cent will be rounded down to the nearest cent.

(B) Notwithstanding the foregoing, the obligation of the Mortgagor to pay such additional amount shall not apply with respect to (i) any taxes imposed on the overall net income of the Security Agent arising from the carrying on of business or trade in Bermuda or in Hong Kong, or (ii) any estate, inheritance, gift, sales, transfer or personal property tax or any similar taxes, duties, assessments or other governmental charges, or (iii) any taxes, duties, assessments or other governmental charges that are payable otherwise than by deduction or withholding from payments on this Mortgage.

(C) In the event that any additional amount actually paid with respect to this Mortgage is based on rates of deduction or withholding in excess of the appropriate rate applicable to the Security Agent, and, as a result thereof, the Security Agent is entitled to make a claim for a refund or credit of such excess, then the Security Agent shall make all reasonable efforts to submit any such claim for a refund or credit of such excess and to pay the amount recovered (or other benefit received) in respect thereof to the Mortgagor forthwith after receipt. The Security Agent shall give reasonable assistance to the Mortgagor to maximise the recovery of any additional amount paid by the Mortgagor under Clause 11.4(A) but without any liability on the part of the Security Agent to incur any additional obligations (whether for tax or otherwise) in order to provide such assistance.

(D) References in this Mortgage to any amount payable hereunder shall be deemed also to refer to any additional amount which may be payable in respect thereof under this Clause 11.4.

12. **Assignment and Transfer**

The parties hereby acknowledge and agree that this Mortgage is issued solely for the benefit of the Security Agent in its capacity as such and in its capacity as the Initial Noteholder. Accordingly, the Security Agent may not assign or transfer any of its title, rights, benefits or obligations under this Mortgage or enter into any transaction or arrangement which would result in any of those title, rights, benefits or obligations passing to or being held in trust for or for the benefit of another person.

13. **Further Assurance and Power of Attorney**

13.1 The Mortgagor undertakes to execute and do all such assurances, acts and things as the Security Agent may consider necessary or desirable for obtaining the full benefit of this Mortgage and the right, title, interest, authorisations and discretions herein contained and, in particular, to execute all transfers, conveyances, assignments and assurances of the Mortgaged Securities whether to the Security Agent or to its nominee(s) or purchasers and give all notices, orders and directions which the Security Agent may think expedient for the purposes of this Clause.

13.2 The Mortgagor hereby appoints the Security Agent with full power of substitution to be its attorney and in its name or otherwise on its behalf and as its act or deed to sign, seal, execute, deliver, perfect and do all deeds, instruments, acts, directions and things to any nominee for the time being holding any of the Mortgaged Securities on behalf of the Mortgagor and all such other documents whatsoever which the Security Agent may consider to be necessary (acting reasonably) for vesting or enabling the Security Agent to vest the Mortgaged Securities or any of them in itself or in its nominee or nominees or in any purchaser and to execute, seal, deliver and otherwise perfect any deed, assurance, agreement, instrument or act which may in the reasonable opinion of the Security Agent be required or be necessary for any of the purposes of this Mortgage and so that the appointment hereby made shall, to the extent of the matters described above, operate as a general power of attorney made under the laws of the Bermuda. The Security Agent shall not exercise any rights or powers under this power of attorney unless and until this Mortgage has become enforceable in accordance with Clause 9.1.

13.3 The Mortgagor ratifies and confirms and agrees to ratify and confirm whatever its attorney appointed by Clause 13.2 shall do or purport to do in the exercise or purported exercise of any of the powers, authorities and discretions conferred on it by the Mortgagor.

13.4 The Security Agent may enter (or procure the entry of) this Mortgage as a charge on any appropriate register and the Mortgagor agrees to procure execution by it of all relevant documents required by the Security Agent which are necessary to procure the registration of this Mortgage.

14. **Redelivery and Release**

As soon as reasonably practicable after the obligations of the Mortgagor under this Deed and the Liabilities have been discharged in full pursuant to the respective terms thereof, the Security Agent shall at the request and expense of the Mortgagor (i) redeliver or procure the redelivery to the Mortgagor of the Shares and all documents deposited pursuant to Clause 3, (ii) execute an absolute unconditional release of this Mortgage or relevant part thereof (if necessary) and all other documents, instruments or agreements (whether under hand or by deed) and (iii) take all other steps that may be necessary or desirable to redeliver the relevant Shares or the remainder thereof to vest the same in the Mortgagor and to unconditionally release this Mortgage (or relevant part thereof). If applicable, the Mortgagor shall, promptly and in any event within 2 Business Days after receipt of the documents redelivered by the Security Agent hereunder, deliver (or procure the delivery of) the certificates and blank instruments of transfer representing the number of Shares then remaining subject to this Mortgage (after taking into account the release of security in respect of such number of Shares pursuant to this Clause 14).

15. **Notices**

15.1 Any notice (which term shall in this Clause 15 include any demand and any other communication but not any process referred to in Clause 21) to be given under this Mortgage or in connection with the matters contemplated by it shall, except where otherwise specifically provided, be in writing.

15.2 Any notice required to be given under this Mortgage shall be deemed duly served if delivered in person to or sent by registered or recorded delivery post or facsimile to the following addresses or facsimile numbers:

(i) the Security Agent:

242 Exhibition Street
Melbourne
Victoria
Australia

Fax: (61 3) 9639 1940
Attn: Corporate Treasurer

(ii) the Mortgagor:

Pacific Century Cable Holdings Limited

39th Floor, PCCW Tower
TaiKoo Place
979 King's Road
Quarry Bay
Hong Kong

Fax: (852) 2962 5725
Attn: The Company Secretary

or such other addresses or facsimile numbers as may have been last notified in writing by or on behalf of the Mortgagor to the Security Agent or vice versa. Any such notice shall be deemed to be served at the time when the same is delivered in person to the address of the party to be served or, if served by post, on the fifth day (not being a Sunday or public holiday) next following the day of posting or, if served by facsimile, upon transmission and report confirming successful transmission.

16. **Rights and Waivers**

The Security Agent may choose when, where, how and how often to exercise each of its rights, powers and remedies as provided by this Mortgage or by law. No failure on the part of the Security Agent to exercise, nor any delay on its part in exercising, any such right, power or remedy shall impair the same or operate or be construed as a waiver thereof, nor shall any single, partial or defective exercise of any such right, power or remedy preclude any further or other exercise thereof or the exercise of any other such right, power or remedy. The rights, powers and remedies provided in this Mortgage are cumulative and not exclusive of any rights, powers or remedies provided by law.

17. **Partial Invalidity**

If, at any time, any provision of this Mortgage is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, such illegality, invalidity or unenforceability or ineffectiveness shall not affect or impair:

(A) the legality, validity or enforceability of such provision under the law of any other jurisdiction; or

(B) the legality, validity or enforceability of the remaining provisions under such law or the law of any other jurisdiction.

18. **Preservation of Rights**

If a claim is made that all or part of a payment, obligation, settlement, transaction, conveyance or transfer in connection with the liability is void or voidable under law relating to insolvency or the protection of creditors generally or for any other reason and the claim is upheld, conceded or compromised, then:

(A) the Security Agent is entitled immediately as against the Mortgagor to the rights in respect of the liability to which it would have been entitled if all or that part of that payment, obligation, settlement, transaction, conveyance or transfer had not taken place; and

(B) promptly on request from the Security Agent, the Mortgagor agrees to do any act and sign any document to restore to the Security Agent any security interest or guarantee held by it from the Mortgagor immediately before that payment, obligation, settlement, transaction, conveyance or transfer.

19. **Counterparts**

This Mortgage may be executed in any number of counterparts, which shall together constitute one Mortgage. Any party may enter into this Mortgage by signing any such counterpart.

20. **Remedies Cumulative**

The rights, powers and remedied provided in this Mortgage are cumulative with and not exclusive of the rights, powers or remedies provided by law independent of this Mortgage.

21. **Third Party Rights**

A person who is not a party to this Mortgage has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term or conditions of this Mortgage.

22. **Law and Jurisdiction**

22.1 This Mortgage shall be governed by, and construed in accordance with, the laws of England.

22.2 In relation to any Proceedings, each of the Mortgagor and the Security Agent irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the grounds of venue or on the grounds that Proceedings have been brought in an inappropriate forum. The taking of Proceedings in one or more jurisdictions shall not preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

22.3 (A) The Security Agent irrevocably appoints Telstra Corporation Limited of 44 Paul Street, London EC2A 4LB as its process agent to receive on its behalf service of process of any Proceedings in England.

(B) The Mortgagor irrevocably appoints Simmlaw Services Limited of CityPoint, One Ropemaker Street, London EC2Y 9SS as its process agent to receive on its behalf service of process of any Proceedings in England.

(C) If for any reason the relevant process agent ceases to be able to act as process agent or no longer has an address in England, each of the Security Agent and the Mortgagor irrevocably agree to appoint a substitute process agent with an address in England acceptable to the other parties and to deliver to the other parties a copy of the substitute process agent's acceptance of that appointment within 30 days. In the event that the Security Agent fails to appoint a substitute process agent, it shall be effective service for the Mortgagor or the Security Agent (as the case may be) to serve the process upon the last known address in England of the last known process agent for the relevant party notified to the other parties notwithstanding that such process agent is no longer found at such address or has ceased to act provided that a copy of the proceedings is also sent to the relevant party's current registered office or principal place of business wherever situated. Nothing in this Mortgage shall affect the right to serve process in any other manner permitted by law.

23. **Deed**

Each of the Mortgagor and the Security Agent intends this document to be a deed and the Mortgagor executes and delivers it as its deed.

IN WITNESS whereof the Mortgagor and the Security Agent have caused this Mortgage to be executed as their respective deeds on the day and year first above written.

The Mortgagor

THE COMMON SEAL of **PACIFIC CENTURY CABLE HOLDINGS LIMITED** in accordance with its documents of constitution was affixed hereto by

in the presence of:

____
Director

____
Director/Secretary

____
Signature

____
Name and Address

____
Occupation

The Security Agent

SIGNED by
as authorised representative for
TELSTRA CORPORATION LIMITED
in the presence of:

____
Signature

____
Name and Address

____
Occupation

IN WITNESS whereof the Mortgagor, the Obligor and the Security Agent have caused this Deed to be executed as their respective deeds on the day and year first above written.

The Mortgagor

THE COMMON SEAL of)
PACIFIC CENTURY CABLE HOLDINGS)
LIMITED in accordance with its)
documents of constitution)
was affixed hereto by Alexander Arena and Robert Charles Nicholson)
in the presence of:)

Director

~~Director/Secretary~~

Signature

RACHEL TURKINGTON
35th Floor, Cheung Kong Center, Hong Kong

Name and Address

Legal Assistant

Occupation

The Obligor

THE COMMON SEAL of)
PACIFIC CENTURY CYBERWORKS)
LIMITED was hereto affixed by Alexander Arena and Fiona Nott)
in accordance with its articles of)
association)
in the presence of:)

Director

Fiona Nott

~~Director~~/Secretary

Signature

RACHEL TURKINGTON
35th Floor, Cheung Kong Center, Hong Kong

Name and Address

Legal Assistant

Occupation

SIGNED, SEALED AND DELIVERED by DICK SIMPSON and SIMON BROOKES as attorneys for **TELSTRA CORPORATION LIMITED** under power of attorney dated 4 June 1998 (and, in the case of SIMON BROOKES, an appointment in writing as substitute attorney thereunder by DAVID MOFFAT dated June 2002) in the presence of:

....
Signature of witness

CHARLES CHO

CITIBANK PLAZA HONG KONG
Name and address of witness (block letters)

LEGAL ASSISTANT
Occupation

....L.S.

By executing this deed, the signatory (as attorney) states that the power of attorney by which he has been appointed has not been revoked and that he occupies a position or office specified as a Level 1 role.

....L.S.

By executing this deed, the signatory (as substitute attorney) states that neither (i) his appointment in writing, nor (ii) the power of attorney by which DAVID MOFFAT has been appointed as attorney, have been revoked.

DATED: 28 JUNE 2002

Supplemental Security Trust Deed

Telstra Corporation Limited
("Security Agent")

Simmons & Simmons

35th Floor Cheung Kong Center 2 Queen's Road Central Hong Kong
T (852) 2868 1131 F (852) 2810 5040 DX 009121 Central 1

CONTENTS

THIS SUPPLEMENTAL SECURITY TRUST DEED is made on 28 JUNE 2002.

BY

TELSTRA CORPORATION LIMITED (ABN 33 051 775 556) having its registered office at 242 Exhibition Street, Melbourne, Victoria 3000 (the "Security Agent").

WHEREAS:

(A) This Deed is supplemental to a Security Trust Deed dated 15 January 2001 and made by the Security Agent (the "Security Trust Deed") in respect of the purchase by Telstra Corporation Limited of a US$750 Variable Coupon Subordinated Convertible Bond due 2007 (the "Bond") subject to and in accordance with the terms of a purchase agreement dated 13 October 2000 between Pacific Century CyberWorks Limited Telstra Corporation Limited (as Initial Bondholder) and the conditions of the Bond.

(B) Pacific Century Cable Holdings Limited entered into an Equitable Mortgage of Shares for the purpose of providing security to Telstra Corporation Limited for the performance of the obligations of Pacific Century CyberWorks Limited to the Beneficiaries under the Bond and the Equitable Mortgage of Shares.

(C) Under an agreement of even date herewith between Telstra Corporation Limited and Pacific Century CyberWorks Limited (the "Transaction Agreement"), it was agreed that the Bond would be repaid in full.

(D) As part of the consideration for the repayment of the Bond, it was agreed between Telstra Corporation Limited and Pacific Century CyberWorks Limited that Telstra Corporation Limited (or its designated affiliate) would subscribe for and Pacific Century CyberWorks Limited would issue a US$190,000,000 5% mandatory convertible note due 2005 (the "Note") subject to and in accordance with the terms and conditions of the Transaction Agreement and the conditions of the Note.

(E) Pacific Century Cable Holdings Limited and Pacific Century CyberWorks Limited have agreed to extend the security obligations of the Obligor under the Equitable Mortgage of Shares in respect of the Note.

(F) The Security Agent has agreed to amend the Security Trust Deed in the manner set out below.

NOW THIS DEED WITNESSETH AND IT IS HEREBY AGREED AND DECLARED as follows:

1. **Interpretation**

Terms defined in the Security Trust Deed shall have the same meaning herein save where the context otherwise requires.

2. **Amendment to Security Trust Deed**

2.1 With effect from the date of this Deed, the Security Agent agrees that the following amendments shall be made to Clause 1.1 to the Security Trust Deed (but subject thereto the Security Trust Deed shall remain in full force and effect):

(A) the definition of "Convertible Bond" shall be deleted in its entirety and the following inserted in its place

""Convertible Bond" means the US$190,000,000 5% Mandatory Convertible Note due 2005 to be issued by Pacific Century CyberWorks Limited to the Security Agent (in its capacity as Initial Bondholder (as defined in the Convertible Bond))."; and

(B) the definition of "Security" shall be deleted in its entirety and the following inserted in its place:

""Security" means the equitable mortgage of shares dated 7 February 2001 between Pacific Century Cable Holdings Limited Pacific Century CyberWorks Limited and the Security Agent, as amended by an amending deed dated 28 June 2002."

2.2 The Security Agent hereby ratifies and confirms the terms of the Security Trust Deed as amended hereby and agrees that, save as herein specifically amended, the Security Trust Deed shall continue in full force and effect. The Security Trust Deed as amended by this Deed shall henceforth be read and construed as one agreement in all respects, provided that in the event of any conflict between the provisions hereof and the Security Trust Deed, the provisions hereof shall prevail.

3. **Law**

This Deed shall be governed by and construed in accordance with the law in force in the Australian Capital Territory.

IN WITNESS WHEREOF this Deed has been executed as a deed on the day and year first above written.

SIGNED, SEALED AND DELIVERED by DICK SIMPSON and SIMON BROOKES as attorneys for **TELSTRA CORPORATION LIMITED** under power of attorney dated 4 June 1998 (and, in the case of SIMON BROOKES, an appointment in writing as substitute attorney thereunder by DAVID MOFFAT dated 27 June 2002) in the presence of:

....
Signature of witness

CHARLES CHO
CITIBANK PLAZA HONG KONG
....
Name and address of witness (block letters)

LEGAL ASSISTANT
....
Occupation

....L.S.
By executing this deed, the signatory (as attorney) states that the power of attorney by which he has been appointed has not been revoked and that he occupies a position or office specified as a Level 1 role.

....L.S.
By executing this deed, the signatory (as substitute attorney) states that neither (i) his appointment in writing, nor (ii) the power of attorney by which DAVID MOFFAT has been appointed as attorney, have been revoked.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Pacific Century CyberWorks Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

PCCW

Pacific Century CyberWorks Limited

電訊盈科有限公司

(Incorporated in Hong Kong with limited liability)

DISCLOSEABLE TRANSACTION:

Disposal of 40% equity interest in Joint Venture (Bermuda) No. 2 Limited to Telstra Corporation Limited

Redemption of US$750 million Variable Coupon Subordinated Convertible Bond due 2007

Issue of a US$190 million 5% Mandatory Convertible Note due 2005 to Telstra Corporation Limited

July 22, 2002

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"2005 Note"	US$190 million 5% Mandatory Convertible Note due 2005 issued by the Company to Telstra on June 28, 2002
"2007 Bond"	US$750 million Variable Coupon Subordinated Convertible Bond due 2007 issued by the Company to Telstra on February 7, 2001
"Agreement"	the agreement dated June 28, 2002 entered into between the Company and Telstra in relation to, amongst other things, the Disposal, the issue of the 2005 Note and the redemption of the 2007 Bond
"Associate"	has the same meaning ascribed to it under the Listing Rules
"Board"	the board of Directors of the Company
"Company" or "PCCW"	Pacific Century CyberWorks Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange
"Completion"	completion of the Disposal and the Other Transactions contemplated in the Agreement
"Connected Person"	has the same meaning ascribed to it under the Listing Rules
"Conversion Price"	the conversion price of the 2005 Note, further details of which are set out in the Letter from the Board under the heading "Issue of the 2005 Note"
"Conversion Shares"	the Shares to be issued upon conversion of the 2005 Note
"CSL"	Hong Kong CSL Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of RWC
"Directors"	the directors of the Company
"Disposal"	the disposal of the Company's entire 40% equity interest (being 200,000,000 shares) in RWC pursuant to the Agreement
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	July 10, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

DEFINITIONS

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Other Transactions"	the transactions, other than the Disposal, contemplated under the Agreement
"PCCW Group"	the Company and its subsidiaries
"Reach"	Reach Ltd., a company incorporated in Bermuda with limited liability and a 50:50 joint venture between the Company and Telstra
"Reach Facility"	the existing syndicated term loan facility relating to the borrowing of US$1.5 billion by a special purpose finance entity of Reach and any facility agreement or financing agreement entered into for the purpose of refinancing all or a significant part of such facility
"Repayment Date"	the date of redemption of the 2005 Note which is June 30, 2005 (subject to early repayment under certain circumstances as set out in the section headed "Issue of the 2005 Note" in the Letter from the Board)
"RWC"	Joint Venture (Bermuda) No. 2 Limited, a company incorporated in Bermuda with limited liability, which indirectly owns 100% of CSL
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Shares"	shares of HK$0.05 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Telstra"	Telstra Corporation Limited, a company incorporated in Australia with limited liability, the shares of which are listed on the Australian Stock Exchange Limited
"US$"	United States dollars, the lawful currency of the United States of America
"%"	percent

Note: For information purposes only, the translation of US$ to HK$ in this circular is based on the exchange rate of US$1.00 = HK$7.80. Such translation should not be construed as a representation that the relevant amounts have been, could have been, or could be, converted at that or any other rate or at all.

Pacific Century CyberWorks Limited
電訊盈科有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
LI Tzar Kai, Richard *(Chairman and Chief Executive)*
YUEN Tin Fan, Francis *(Deputy Chairman)*
CHEUNG Wing Lam, Linus *(Deputy Chairman)*
Peter Anthony ALLEN
Alexander Anthony ARENA
John Todd BONNER
Jeffrey Amsden BOWDEN
Michael John BUTCHER
CHUNG Cho Yee, Mico

Non-Executive Directors:
Prof. CHANG Hsin-kang
Sir David FORD, KBE, LVO
Dr. FUNG Kwok King, Victor
Dr. The Hon LI Kwok Po, David, GBS, JP
Sir Roger LOBO, CBE, JP
Avram MILLER
The Hon Raymond George Hardenbergh SEITZ

Registered office:
39th Floor, PCCW Tower
TaiKoo Place
979 King's Road
Quarry Bay
Hong Kong

To the Shareholders

July 22, 2002

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION:

Disposal of 40% equity interest in Joint Venture (Bermuda) No. 2 Limited to Telstra Corporation Limited

Redemption of US$750 million Variable Coupon Subordinated Convertible Bond due 2007

Issue of a US$190 million 5% Mandatory Convertible Note due 2005 to Telstra Corporation Limited

1. INTRODUCTION

The Company announced on June 28, 2002 that it had entered into and completed the Agreement pursuant to which, inter alia:

(A) the Company sold, and Telstra purchased, the Company's entire 40% equity interest (being 200,000,000 shares) in RWC for a purchase price of approximately US$614 million (approximately HK$4,789 million);

(B) the Company redeemed the 2007 Bond together with accrued interest of approximately US$54.38 million (approximately HK$424 million); and

(C) the Company issued the 2005 Note to Telstra.

For the purpose of Chapter 14 of the Listing Rules, the Disposal constitutes a discloseable transaction of the Company.

The purpose of this circular is to provide you with further information relating to the Disposal and the Other Transactions.

2. AGREEMENT DATED JUNE 28, 2002

Parties

(A) The Company

(B) Telstra

Nature of the Agreement

(A) *Disposal*

The Company sold its entire 40% equity interest (being 200,000,000 shares) in RWC to Telstra for a purchase price of approximately US$614 million (approximately HK$4,789 million).

(B) *Redemption of the 2007 Bond*

The Company redeemed the outstanding principal amount of US$750 million (approximately HK$5,850 million) of the 2007 Bond together with accrued interest of approximately US$54.38 million (approximately HK$424 million).

(C) *Issue of the 2005 Note*

The Company issued the 2005 Note to Telstra in the aggregate principal amount of US$190 million (approximately HK$1,482 million).

Consideration

The total consideration for the Disposal was approximately US$614 million (approximately HK$4,789 million) and along with other terms of the Agreement was negotiated on an arm's length basis having regard to market values of comparable wireless telecommunications businesses. The proceeds from the Disposal and the issue of the 2005 Note to Telstra were set off in full against the amount due by the Company to Telstra for the redemption of the 2007 Bond with interest accrued thereon. Accordingly, no net proceeds arose from the Disposal or the issue of the 2005 Note.

A summary of the results of the Disposal is set out in the table below:

	US$ million	*HK$ million*
2007 Bond	750	5,850
2007 Bond accrued interest	54	424
Less: Fair value of 2005 Note	(190)	(1,482)
Proceeds on disposal of RWC	614	4,792
Less: Book carrying value of RWC at June 28, 2002	(355)	(2,770)
Surplus of proceeds on disposal of RWC over its book carrying value	259	2,022
Less: Realization of related goodwill previously charged against reserves *(Note)*	(491)	(3,831)
Accounting loss on disposal	(232)	(1,809)

Note: Interpretation 13 issued by the Hong Kong Society of Accountants in 2001 requires that the balance of goodwill previously charged against reserves as a result of the Company's acquisition of PCCW-HKT Limited, including CSL, and not previously charged to the income statement through provision for impairment has to pass through the income statement notwithstanding the fact that this goodwill had been previously written-off in the balance sheet.

3. DISPOSAL — INFORMATION ABOUT RWC

RWC was incorporated on September 22, 2000 and was the primary vehicle for the execution of the Company's and Telstra's mobile wireless operations in Asia. RWC was a venture between the Company and Telstra and indirectly owns 100% of the issued share capital of CSL which in turn owns and operates a wireless telecommunications business in Hong Kong under the mobile brands "1010", "One2Free" and "1+1".

Prior to the formation of the strategic alliance with Telstra, CSL was an indirect wholly owned subsidiary of the Company. The corporate structure of CSL was reorganised in early 2001 resulting in RWC (which was initially an indirect wholly owned subsidiary of the Company) becoming the intermediate holding company of CSL. In February 2001, the Company sold to Telstra a 60% interest in RWC for a cash consideration of US$1,680 million (approximately HK$13,104 million).

Accordingly, prior to Completion, the Company indirectly held 40%, and Telstra indirectly held 60%, of the issued share capital of RWC. Following Completion, the Company ceased to have any equity interest, indirect or otherwise, in RWC.

CSL's wireless telecommunications business in Hong Kong generated unaudited revenues and profit attributable to shareholders of HK$4,690 million and HK$349 million respectively for the year ended December 31, 2001. Unaudited EBITDA (representing, amongst other things, earnings before interest, taxation, depreciation, amortisation, net gain on investments and profit or loss on disposal of fixed assets) for 2001 showed a 15% increase to HK$1,364 million and EBITDA margin improved from 23% to 29% year-on-year. CSL's wireless telecommunications business had over 1 million subscribers at the end of 2001, with a 7% growth from the previous year.

Prior to the Company's merger with PCCW-HKT Limited (formerly known as Cable & Wireless HKT Limited) ("HKT"), CSL's financial year-end was March 31. Following the merger, CSL's year-end was changed to December 31. CSL's financial year-end was again changed to June 30 following the establishment by the Company of its strategic alliance with Telstra in February 2001. As stated above, CSL owns and operates a wireless telecommunications business in Hong Kong. CSL is RWC's principal asset and operating company.

Accordingly, the available audited financial statements with respect to CSL's wireless telecommunications business in Hong Kong for the last two financial periods are those of CSL for the nine months ended December 31, 2000 and for the six months ended June 30, 2001. However, CSL effected an internal reorganisation in February 2001 to transfer to other members of the PCCW Group all assets that did not relate to its core wireless telecommunications business. Accordingly, such disposals are reflected in the audited financial statements of CSL for the six month period ended June 30, 2001.

Based on the audited financial statements of CSL for the nine months ended December 31, 2000 and the six months ended June 30, 2001, the value of its gross assets less intangibles and current liabilities was HK$(1,084 million) and HK$2,761 million respectively. The profits of CSL attributable to shareholders for the nine months ended December 31, 2000 and the six months ended June 30, 2001 were HK$480 million and HK$88 million respectively.

Based on the audited consolidated financial statements of PCCW as at December 31, 2001, the value of its gross assets less intangibles and current liabilities was HK$38,810 million. The net profits of PCCW for the year ended December 31, 2001 were HK$1,892 million.

4. REDEMPTION OF THE 2007 BOND

The 2007 Bond was issued to Telstra on February 7, 2001. Details of the 2007 Bond were set out in the announcement of the Company dated October 13, 2000 and in the circular despatched by the Company dated December 22, 2000. The 2007 Bond together with accrued interest was redeemed on June 28, 2002 by way of the set-off arrangement referred to under the sub heading "Consideration" in this letter.

5. ISSUE OF THE 2005 NOTE

The 2005 Note is mandatorily convertible into Shares. The principal terms of the 2005 Note are as follows:

Issuer:	The Company
Initial Holder:	Telstra
Principal Amount:	US$190 million (approximately HK$1,482 million)
Interest:	5% per annum compounded on a quarterly basis
Maturity:	The Repayment Date shall be June 30, 2005 or the date which is 30 days after the holder of the 2005 Note has given notice to the Company declaring that, amongst other things: (1) an event of default or potential event of default has occurred under the Reach Facility; or (2) the Company has ceased to have a controlling interest in PCCW-HKT Telephone Limited ("HKTC") or if HKTC and its subsidiaries have ceased to carry on as their principal business the provision of fixed line telecommunications services in Hong Kong.
Redemption:	On the Repayment Date, the 2005 Note, plus accrued interest thereon, shall be redeemed through its mandatory conversion into Shares at the Conversion Price.
Conversion Price:	The Conversion Price shall be the volume weighted average price of the Shares on the 20 dealing days on which the Shares are traded on the Stock Exchange immediately preceding the Repayment Date.
Cash Redemption:	The 2005 Note: (1) may be redeemed in cash, together with interest accrued thereon, by the Company at any time; and (2) shall be redeemed in cash, together with interest accrued thereon, at the request of Telstra if a resolution is passed or an order of a court of competent jurisdiction is made that the Company be wound up or dissolved otherwise than (1) for the purpose of or pursuant to and followed

by a consolidation or amalgamation with a merger into the Company or any of its subsidiaries or (2) for the purposes of or pursuant to and followed by a consolidation, amalgamation or merger, reconstruction or reorganisation (other than as described in (1) above) the terms of which shall have been first approved by the holders of the 2005 Note.

If the Repayment Date arises at a time when the listing of the Shares on the Stock Exchange has been cancelled or withdrawn, the 2005 Note shall be redeemed in cash, together with interest accrued thereon.

Security: The Company's obligations to Telstra as the initial holder of the 2005 Note is secured by an equitable mortgage over the Company's 50% equity interest in Reach. The book value of Reach, as stated in the Company's audited consolidated financial statements for the year ended December 31, 2001, was approximately HK$3,335 million.

Transferability: The 2005 Note shall only be transferable with the prior consent of the Company unless the transfer is to a subsidiary of Telstra.

Listing: The 2005 Note will not be listed on any exchange.

The Company will inform the Stock Exchange if, and as soon as the Company is aware that, a person who is a Connected Person of the Company holds the 2005 Note.

Conversion Shares

The Conversion Price at which the 2005 Note will be converted is calculated by reference to the volume weighted average price of the Shares as quoted on the Stock Exchange for the 20 dealing days immediately preceding the Repayment Date.

However, the Company has agreed that Conversion Shares will be issued to Telstra on and subject to the following:

(A) within 21 days from the Repayment Date, the Company will allot and issue such number of Conversion Shares for which, at that time, it has authority to allot and issue and for which listing approval from the Stock Exchange has been granted;

(B) if and to the extent that any further authorisations are, and/or if listing approval from the Stock Exchange is, required at that time for the issue of the Conversion Shares or the allotment thereof, the Company will use reasonable endeavours to obtain such approvals. The Company will issue and allot as many Conversion Shares for which such further approvals are obtained; and

(C) if not all of the Conversion Shares are issued and listed on the Stock Exchange before the period ending 90 days from the Repayment Date, the Company will redeem in cash the principal amount of the 2005 Note together with interest accrued thereon in respect of which the Company is unable to allot and issue the relevant number of Conversion Shares.

If the notional value of the Shares issued upon conversion of the 2005 Note more than 21 days after the Repayment Date but on or before 90 days after the Repayment Date is different from the notional value of such Shares as at the 21st day after the Repayment Date, a balancing cash payment will be made either by or to the Company depending on the difference in value.

The Conversion Shares will rank pari passu and carry the same rights and privileges in all respects as other Shares in issue. As the Conversion Price will not be determined until the date of conversion of the 2005 Note, the actual number of Conversion Shares cannot be determined until such date.

Assuming Conversion Price per Share of HK$1.79, being the closing price of the Shares on the Stock Exchange on the Latest Practicable Date, the aggregate principal amount of the 2005 Note would be convertible into approximately 828 million Conversion Shares representing approximately 3.6% of the existing issued share capital of the Company and approximately 3.5% of the issued share capital of the Company as enlarged by the issue of the Conversion Shares but without taking account of any Shares that may be issued under any existing options or other convertible securities of the Company.

Application will be made to the Stock Exchange for the listing of and permission to deal in any new Shares that fall to be issued upon conversion of the 2005 Note.

6. REASONS FOR THE DISPOSAL

The Company's minority interest in RWC meant that it did not control its operations and the Disposal represented a good opportunity for the Company to sell a non-controlling interest on acceptable terms having regard to current market conditions. The Disposal is also in keeping with the Company's stated intention to focus on its core fixed line, data and IP services businesses as well as the growth area of systems integration. The effect of the Disposal and the Other Transactions is to reduce the Company's debt position and improve the Company's credit fundamentals, which is beneficial to the Company and its shareholders as a whole.

The Directors consider that the terms of the Agreement are fair and reasonable and in the interests of the Company and its shareholders.

As disclosed in the Company's circular to shareholders of December 22, 2000, the Company and Telstra have undertaken that, during the first 3 years from completion of the strategic alliance in February 2001, neither the Company, Li Tzar Kai, Richard, Telstra nor their associated entities will engage or be involved in any capacity directly or indirectly in mobile wireless core operations in Brunei, Cambodia, mainland China, Guam, Hong Kong, India, Indonesia, Japan, Laos, Malaysia,

Marshall Islands, Myanmar, Nepal, Pakistan, Papua New Guinea, Philippines, Singapore, North Korea, South Korea, Sri Lanka, Thailand, Taiwan and Vietnam. For this purpose, "mobile wireless core operations" are defined as:

- the operation and supply of terrestrial cellular mobile wireless telecommunications services incorporating intercell handover; and

- building, owning, managing and operating transmitters and base station controllers and other devices dedicated to the air interface of a mobile network.

The Company remains bound by this undertaking following the Disposal.

7. GENERAL INFORMATION

Your attention is drawn to the general information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board
YUEN Tin Fan, Francis
Deputy Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of providing information with regard to the PCCW Group.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts not contained in this circular, the omission of which would make any statement contained herein misleading.

2. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, save as disclosed below, none of the Directors nor the chief executive of the Company had any interests in the equity or debt securities of the Company nor any of its associated corporations (within the meaning of the SDI Ordinance) which have been notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under Section 31 of, or Part I of the Schedule to, the SDI Ordinance) or which are required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange.

(a) Interests in the Company

(i) *Shares*

	Number of Shares			
Name	**Personal interests**	**Family interests**	**Corporate interests**	**Other interests**
Li Tzar Kai, Richard	—	—	8,488,690,074 *(Note 1(a))*	183,634,285 *(Note 1(b))*
Cheung Wing Lam, Linus	30,409	—	—	—
Peter Anthony Allen	300,000	—	—	—
Alexander Anthony Arena	201,000 *(Note 4)*	—	—	—
Chung Cho Yee, Mico	5,881,300	92,276 *(Note 5(a))*	—	—
Prof. Chang Hsin-kang	70,000	—	—	—
Dr. The Hon Li Kwok Po, David	3,000,000	—	—	—

(ii) *Share options*

The following Directors have options to subscribe for Shares:

Name	Number of Shares under options granted	Option exercisable period	Subscription price per Share *(HK$)*
Yuen Tin Fan, Francis	10,670,000	08.17.2003 to 08.17.2009	2.356
	16,000,000	08.26.2001 to 08.26.2010	12.024
	16,000,000	08.26.2001 to 01.22.2011	3.368
Cheung Wing Lam, Linus	16,000,000	08.26.2001 to 01.22.2011	3.368
Peter Anthony Allen	1,360,000	08.17.2000 to 08.17.2009	2.356
	893,000	08.26.2001 to 08.26.2010	12.024
	893,000	08.26.2001 to 01.22.2011	3.368
Alexander Anthony Arena	16,000,000	08.17.2000 to 08.17.2009	2.356
	8,000,000	08.26.2001 to 08.26.2010	12.024
	8,000,000	08.26.2001 to 01.22.2011	3.368
John Todd Bonner	5,000,000	08.17.2000 to 10.25.2009	4.552
	2,400,000	08.26.2001 to 08.26.2010	12.024
	2,400,000	08.26.2001 to 01.22.2011	3.368
Jeffrey Amsden Bowden	2,400,000	01.22.2002 to 01.31.2004	3.368
Chung Cho Yee, Mico	17,876,000	08.17.2001 to 08.17.2009	2.356
	5,300,000	08.26.2001 to 08.26.2010	12.024
	5,300,000	08.26.2001 to 01.22.2011	3.368
Michael John Butcher	28,000,000	04.29.2003 to 04.29.2012	1.99
Avram Miller	63,201,097	01.10.2001 to 01.09.2011	2.356

(b) **Interests in Associated Corporations**

(i) *Pacific Century Regional Developments Limited ("PCRD")*

(A) Ordinary shares

Name	Number of ordinary shares ("PCRD Shares") Personal interests	Family interests	Corporate interests	Other interests
Li Tzar Kai, Richard	—	—	2,330,058,230 *(Note 2)*	—
Peter Anthony Allen	5,010,000	—	—	—
Chung Cho Yee, Mico	8,000,000	—	—	—

(B) Share options

The following Directors have options to subscribe for PCRD Shares:

Name	Number of PCRD Shares under options granted	Option exercisable period	Subscription price per PCRD Share *(Singaporean $)*
Alexander Anthony Arena	15,300,000	10.25.2001 to 10.24.2009	0.7584
John Todd Bonner	5,000,000	10.25.2001 to 10.24.2009	0.7584

(ii) *Pacific Century Insurance Holdings Limited ("PCIHL")*

(A) Ordinary shares

	Number of ordinary shares ("PCIHL Shares")			
Name	**Personal interests**	**Family interests**	**Corporate interests**	**Other interests**
Li Tzar Kai, Richard	—	—	370,352,700 *(Note 3)*	—
Peter Anthony Allen	360,000	—	—	—

(B) Share options

The following Directors have options to subscribe for PCIHL Shares:

Name	Number of PCIHL Shares under options granted	Option exercisable period	Subscription price per PCIHL Share *(HK$)*
Yuen Tin Fan, Francis	19,440,000	07.07.2000 to 07.06.2009	5.233
Chung Cho Yee, Mico	2,280,000	07.07.2000 to 07.06.2009	5.233
Peter Anthony Allen	600,000	07.07.2000 to 07.06.2009	5.233
John Todd Bonner	16,560,000	07.07.2000 to 07.06.2009	5.233

(iii) *Pacific Century CyberWorks Japan Co., Ltd. ("PCCW Japan")*

(A) Ordinary shares

Name	Number of ordinary shares Personal interests	Family interests	Corporate interests	Other interests
John Todd Bonner	480,000	—	—	—

(B) Exchangeable notes

Name	Aggregate principal amount of exchangeable notes outstanding *(Japanese Yen)*
Li Tzar Kai, Richard	199,752,000 *(Note 6)*

(iv) *iLink Holdings Limited ("iLink")*

Ordinary shares

Name	Number of ordinary shares Personal interests	Family interests	Corporate interests	Other interests
Chung Cho Yee, Mico	—	—	—	400,500,000 *(Note 5(b))*

(v) *PCCW Capital Limited*

Convertible bonds

Name	Aggregate principal amount of convertible bonds outstanding *(US$)*
Li Tzar Kai, Richard	14,000,000 *(Note 7)*

Notes:

1. (a) Li Tzar Kai, Richard holds the entire issued share capital of Pacific Century Group Holdings Limited ("PCG"). PCG holds the entire issued share capital of Pacific Century International Limited ("PCIL"). PCIL holds the entire issued share capital of Pacific Century Group (Cayman Islands) Limited ("PCG(CI)"). PCG(CI) holds the entire issued share capital of Anglang Investments Limited ("Anglang"). Anglang and PCG(CI) hold 1,169,067,180 PCRD Shares and 1,160,991,050 PCRD Shares respectively (an aggregate of 2,330,058,230 PCRD Shares), which constitute approximately 37.8% and approximately 37.5% of the entire issued share capital of PCRD respectively.

PCRD holds 7,597,619,517 Shares, including 3,395,000 Shares held in the form of 339,500 American depositary receipts ("ADRs"), each ADR representing 10 Shares, which constitute approximately 32.9% of the entire issued share capital of the Company. PCG holds 103,709,434 Shares, which constitute approximately 0.5% of the entire issued share capital of the Company. Li Tzar Kai, Richard also holds the entire issued share capital of Chiltonlink Limited which holds the entire issued share capital of Pacific Century Diversified Limited ("PCD"). PCD holds 787,361,123 Shares, which constitute approximately 3.4% of the entire issued share capital of the Company. Accordingly, Li Tzar Kai, Richard is interested in an aggregate of 8,488,690,074 Shares (held by PCG, PCRD and PCD).

(b) Yue Shun Limited, a subsidiary of Hutchison Whampoa Limited ("HWL"), holds 183,634,285 Shares.

Cheung Kong (Holdings) Limited ("Cheung Kong") through certain subsidiaries holds more than one-third of the issued share capital of HWL. Li Ka-Shing Unity Trustee Company Limited ("TUT") as trustee of The Li Ka-Shing Unity Trust ("LKS Unity Trust") and companies controlled by TUT as trustee of the LKS Unity Trust hold more than one-third of the issued share capital of Cheung Kong. All the issued and outstanding units in the LKS Unity Trust are held by certain discretionary trusts under which Li Tzar Kai, Richard is one of the several discretionary beneficiaries.

By virtue of being a Director of the Company and his deemed interest in the shares of HWL as a discretionary beneficiary under such discretionary trusts as described above, Li Tzar Kai, Richard is taken to have an interest in 183,634,285 Shares held by the subsidiary of HWL.

2. Li Tzar Kai, Richard is deemed to be interested in these shares by virtue of his deemed interests in Anglang and PCG(CI) as described in Note 1(a) above.

3. These shares are held by PCRD. Li Tzar Kai, Richard is deemed to be interested in such PCIHL Shares, a subsidiary of PCRD, by virtue of his deemed interest in PCRD as described in Note 1(a) above.

4. Alexander Anthony Arena holds 1,000 Shares in the form of 100 ADRs, each ADR representing 10 Shares.

5. (a) Chung Cho Yee, Mico is deemed to be interested in 92,276 Shares held by his spouse.

(b) Chung Cho Yee, Mico is deemed to be interested in 400,500,000 ordinary shares of iLink, an associated company in which PCCW holds a 47.90% interest, by virtue of being a beneficiary under a trust.

6. Li Tzar Kai, Richard is deemed to be interested in the exchangeable notes of PCCW Japan (convertible into an aggregate of 609,000 ordinary shares of Yen 50 each of PCCW Japan) issued to Internet Ventures Technologies Limited, a company wholly-owned by Li Tzar Kai, Richard.

7. Li Tzar Kai, Richard is deemed to be interested in the convertible bonds issued by a wholly-owned subsidiary of the Company, PCCW Capital Limited, with an aggregate principal amount of US$14,000,000 convertible into Shares at a conversion price of US$1.0083 per Share held by PCIHL.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as the Directors are aware, according to the register of substantial shareholders kept by the Company under Section 16(1) of the SDI Ordinance, the shareholders who were directly or indirectly interested in 10% or more of the voting power at any general meeting of the Company were as follows:

Name	*Note*	**Number of Shares**	**Shareholding %**
UBS AG ("UBS")	1	3,285,099,270	14.2
Cable and Wireless plc ("C&W plc")	1	3,259,384,610	14.1
Cable and Wireless (Investments) Limited ("CWIL")	1	3,259,384,610	14.1
Cable and Wireless (Far East) Limited ("CWFE")	1	3,259,384,610	14.1
PCRD	2	7,597,619,517	32.9
Anglang	2	7,597,619,517	32.9
PCG(CI)	2	7,597,619,517	32.9
PCIL	2	7,597,619,517	32.9
PCG	3	7,701,328,951	33.4
Li Tzar Kai, Richard	4	8,488,690,074	36.8

Notes:

1. On April 2, 2001, UBS Warburg, a business group of UBS acquired a notifiable interest in Shares which (together with its interest in Shares acquired prior to April 2, 2001) amounted to 3,285,099,270 Shares. Such interests arose in connection with the following:

   (a) In connection with the C&W plc US$1,504,331,000 Zero Coupon Exchangeable Bonds due 2003 ("C&W Exchangeable Bonds") exchangeable into Shares on April 2, 2001, UBS entered into certain call option arrangements with CWFE, under which CWFE granted to UBS call options over 3,259,384,610 Shares then directly or indirectly beneficially owned by CWFE; and UBS granted to CWFE call options over 3,259,384,610 Shares.

   (b) UBS also has an interest arising under an underwriting commitment in respect of the C&W Exchangeable Bonds that means it has a conditional interest in the Shares underlying the C&W Exchangeable Bonds. Any exercise of the exchange right in relation to the C&W Exchangeable Bonds will be reflected in the call option arrangements described in sub-paragraph (a) above such that at no time will UBS be interested in more than 3,259,384,610 Shares in aggregate under the above arrangements.

   (c) On April 2, 2001, UBS exercised call options over 1,600,000,000 Shares pursuant to the call options described in sub-paragraph (a) above. As a result, UBS retains the right to call for the delivery of 1,659,384,610 Shares from CWFE under such call option arrangements.

   (d) Following the exercise by UBS on April 2, 2001 of call options over 1,600,000,000 Shares as described in sub-paragraph (c) above, UBS holds 1,625,714,660 Shares (including 25,714,660 Shares it held prior to April 2, 2001).

(e) CWIL entered into agreements for the purchase of C&W Exchangeable Bonds exchangeable into 433,332,000 Shares, 541,665,000 Shares and 108,333,000 Shares from UBS on December 4, 2001, May 30, 2002 and June 10, 2002 respectively.

As a result of the above transactions, C&W plc, CWIL and CWFE are each deemed to be interested in 3,259,384,610 Shares under the SDI Ordinance, including 1,659,384,610 Shares held by C&W plc through CWIL and CWFE.

2. PCRD holds 7,597,619,517 Shares, including 3,395,000 Shares held in the form of 339,500 ADRs, each ADR representing 10 Shares. Approximately 37.8% and approximately 37.5% of the issued share capital of PCRD are held by Anglang and PCG(CI) respectively. The entire issued share capital of Anglang is held by PCG(CI). In turn, the entire issued share capital of PCG(CI) is held by PCIL and the entire issued share capital of PCIL is held by PCG. All the Shares referred to herein relate to the same parcel of Shares held by PCRD.

3. The Shares referred to herein include the 103,709,434 Shares held by PCG and the 7,597,619,517 Shares held by PCRD.

4. Li Tzar Kai, Richard holds the entire issued share capital of PCG. PCG holds the entire issued share capital of PCIL. PCIL holds the entire issued share capital of PCG(CI). PCG(CI) holds the entire issued share capital of Anglang. Anglang and PCG(CI) hold 1,169,067,180 PCRD Shares and 1,160,991,050 PCRD Shares respectively (an aggregate of 2,330,058,230 PCRD Shares), which constitute approximately 37.8% and approximately 37.5% of the entire issued share capital of PCRD respectively. PCRD holds 7,597,619,517 Shares, including 3,395,000 Shares held in the form of 339,500 ADRs, each ADR representing 10 Shares, which constitute approximately 32.9% of the entire issued share capital of the Company. PCG holds 103,709,434 Shares which constitute approximately 0.5% of the entire issued share capital of the Company. Li Tzar Kai, Richard also holds the entire issued share capital of Chiltonlink Limited which holds the entire issued share capital of PCD. PCD holds 787,361,123 Shares, which constitute approximately 3.4% of the entire issued share capital of the Company. Accordingly, Li Tzar Kai, Richard is deemed to be interested in an aggregate of 8,488,690,074 Shares (held by PCRD, PCG and PCD).

4. LITIGATION

Except as described below, neither the Company nor any other member of the PCCW Group is engaged in any litigation, arbitration or claim of material importance and so far as the Directors are aware no litigation, arbitration or claim of material importance is pending or threatened by or against the Company or any member of the PCCW Group.

Reach Networks Hong Kong Limited (formerly known as PCCW-HKT International Limited) ("Reach Networks") has instituted legal proceedings against certain operators of telecommunications networks to recover lost revenue resulting from the activities of those operators whom Reach Networks believes were involved in diversion of international telecommunications traffic in breach of its legal rights. The aggregate amount claimed by Reach Networks in these proceedings is approximately HK$532 million (approximately US$68 million).

The legal proceedings instituted by Reach Networks involve a number of defendants. Judgment in favour of Reach Networks has already been obtained in five cases. Of the various actions that are pending, the following are material:

Plaintiff	Defendant	Date commenced	Court	Description Proceedings	Relief Sought
Reach Networks	New World Telephone Limited	February 3, 1999	High Court	Improper diversion of delivery fees on inbound international traffic	HK$375 million
Reach Networks	New T&T Hong Kong Limited	February 3, 1999	High Court	Improper diversion of delivery fees on inbound international traffic	HK$157 million

In connection with the legal proceedings instituted against it by Reach Networks, New World Telephone Limited has filed a counterclaim against Reach Networks for HK$94 million. No hearing date has been set for this counterclaim.

All or any of Reach Networks' actions may be successful or unsuccessful and no assurance can be given that any recovery will be possible.

Pursuant to the agreements for the transfer of the Company's internet protocol backbone operations to Reach, as part of the Company's joint venture with Telstra, the Company retains the right to any proceeds if these proceedings are successful, and the Company will be solely responsible for the conduct of these proceedings and all costs and expenses incurred in connection with these proceedings.

In addition, HKT is involved in a dispute with New Century Infocomm Tech Co. Ltd. ("New Century") regarding an option agreement between New Century and HKT dated July 24, 2000 and the amount of relief sought is approximately New Taiwan Dollars $417 million (approximately HK$98 million). HKT served points of defence on May 29, 2002 denying any liability for New Century's claims.

5. MISCELLANEOUS

(a) The secretary of the Company is Ms. Fiona Nott, who holds a Bachelor of Laws Degree and a Bachelor of Arts (honours) Degree.

(b) The registered office of the Company is 39th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong.

(c) The Company's share registrar is Computershare Hong Kong Investor Services Limited, Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

SOUTH CHINA MORNING POST
Monday, 22 July, 2002 (Monday P. 24)

PCCW 電訊盈科

Pacific Century CyberWorks Limited
電訊盈科有限公司

(Incorporated in Hong Kong with limited liability)

Discloseable Transaction:
Disposal of 40% equity interest in Joint Venture (Bermuda) No. 2 Limited to Telstra Corporation Limited
Redemption of US$750 million Variable Coupon Subordinated Convertible Bond due 2007
Issue of a US$190 million 5% Mandatory Convertible Note due 2005 to Telstra Corporation Limited
Despatch of Shareholder Circular

The Board of Directors of Pacific Century CyberWorks Limited announces that the Company has despatched a Circular to shareholders of the Company today, July 22, 2002, setting out details of an agreement relating to:

- the sale by the Company of its entire 40% equity interest in RWC to Telstra for a purchase price of approximately US$614 million (approximately HK$4,789 million);
- the redemption by the Company of the 2007 Bond comprising of the outstanding principal amount of US$750 million (approximately HK$5,850 million) together with accrued interest of approximately US$54.38 million (approximately HK$424 million); and
- the issue by the Company of the 2005 Note to Telstra in the principal amount of US$190 million (approximately HK$1,482 million).

Details of these transactions were set out in the Company's announcement dated June 28, 2002. The Circular contains certain financial information in relation to the above transactions. This announcement includes financial information contained in the Circular and is summarised as follows:

- The Disposal gave rise to an accounting loss on disposal of approximately US$232 million (approximately HK$1,809 million). This loss comprises a surplus of proceeds on disposal of approximately US$259 million (approximately HK$2,022 million) over the Company's book carrying value for RWC and a charge of approximately US$491 million (approximately HK$3,831 million) for related and un-impaired goodwill previously charged to reserves as discussed further in the note to the table below.
- Despite the above, the Disposal will have no impact on revenue, profit from operations and EBITDA of the PCCW Group but the accounting loss on disposal of approximately US$232 million (approximately HK$1,809 million) will be included in the profit attributable to shareholders for the six months ended June 30, 2002.
- In addition, the surplus of proceeds resulting from the Disposal has reduced the PCCW Group's net deficit position by approximately US$259 million (approximately HK$2,022 million).

The Board of Directors of Pacific Century CyberWorks Limited announces that the Company has despatched a Circular to shareholders of the Company today, July 22, 2002, setting out details of an agreement relating to:

(A) the sale by the Company of its entire 40% equity interest in RWC to Telstra for a purchase price of approximately US$614 million (approximately HK$4,789 million);

(B) the redemption by the Company of the 2007 Bond comprising of the outstanding principal amount of US$750 million (approximately HK$5,850 million) together with accrued interest of approximately US$54.38 million (approximately HK$424 million); and

(C) the issue by the Company of the 2005 Note to Telstra in the principal amount of US$190 million (approximately HK$1,482 million).

Details of these transactions were set out in the Company's announcement dated June 28, 2002. The Circular contains certain financial information in relation to the above transactions. This announcement includes the financial information contained in the Circular with details set out below.

Results on disposal of RWC

The total consideration for the Disposal was approximately US$614 million (approximately HK$4,789 million) and along with other terms of the Agreement was negotiated on an arm's length basis having regard to market values of comparable wireless telecommunications businesses. The proceeds from the Disposal and the issue of the 2005 Note to Telstra were set off in full against the amount due by the Company to Telstra for the redemption of the 2007 Bond with interest accrued thereon. Accordingly, no net proceeds arose from the Disposal or the issue of the 2005 Note.

A summary of the results of the Disposal is set out below:

(A) The Disposal gave rise to an accounting loss on disposal of approximately US$232 million (approximately HK$1,809 million). This loss comprises a surplus of proceeds on disposal of approximately US$259 million (approximately HK$2,022 million) over the Company's book carrying value for RWC and a charge of approximately US$491 million (approximately HK$3,831 million) for related and un-impaired goodwill previously charged to reserves as discussed further in the note to the table below;

(B) Despite the above, the Disposal will have no impact on revenue, profit from operations and EBITDA of the PCCW Group but the accounting loss on disposal of approximately US$232 million (approximately HK$1,809 million) will be included in the profit attributable to shareholders for the six months ended June 30, 2002; and

(C) In addition, the surplus of proceeds resulting from the Disposal has reduced the PCCW Group's net deficit position by approximately US$259 million (approximately HK$2,022 million).

	US$ million	HK$ million
2007 Bond	750	5,850
2007 Bond accrued interest	54	424
Less: Fair value of 2005 Note	(190)	(1,482)
Proceeds on disposal of RWC	614	4,792
Less: Book carrying value of RWC at June 28, 2002	(355)	(2,770)
Surplus of proceeds on disposal of RWC over its book carrying value	259	2,022
Less: Realization of related goodwill previously charged against reserves (Note)	(491)	(3,831)
Accounting loss on disposal	(232)	(1,809)

Note: Interpretation 13 issued by the Hong Kong Society of Accountants in 2001 requires that the balance of goodwill related to CSL (which held the mobile business subsequently injected into RWC by the Company) previously charged against reserves during the Company's acquisition of PCCW-HKT Limited and not previously charged to the income statement through making provision for impairment has to pass through the income statement notwithstanding the fact that this goodwill had been previously written-off in the balance sheet.

Definitions

"2005 Note"	US$190 million 5% Mandatory Convertible Notes due 2005 issued by the Company to Telstra on June 28, 2002
"2007 Bond"	US$750 million Variable Coupon Subordinated Convertible Bond due 2007 issued by the Company to Telstra on February 7, 2001
"Agreement"	the agreement dated June 28, 2002 between the Company and Telstra in relation to, inter alia, the Disposal, the issue of the 2005 Note and the redemption of the 2007 Bond
"CSL"	Hong Kong CSL Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly owned subsidiary of RWC
"Circular"	the circular dated July 22, 2002 relating to the Agreement
"Company" or "PCCW"	Pacific Century CyberWorks Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange
"Disposal"	the disposal of the Company's entire 40% equity interest (being 200,000,000 shares) in RWC pursuant to the Agreement
"EBITDA"	Earnings before interest, taxation, depreciation, amortization, net gain on investments, gain or loss on disposal of fixed assets and investments in associates and joint controlled companies, other income and PCCW Group's share of results of associates, jointly controlled companies and unconsolidated subsidiaries
"PCCW Group"	the Company and its subsidiaries
"Regional Wireless Company" or "RWC"	Joint Venture (Bermuda) No. 2 Limited, a company incorporated in Bermuda with limited liability
"Shares"	shares of HK$0.05 each in the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Telstra"	Telstra Corporation Limited

By order of the Board
Fiona Nott
Company Secretary

Hong Kong, July 22, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PACIFIC CENTURY CYBERWORKS LIMITED

Dated : July 29, 2002

By ______________________

Fiona Nott

Company Secretary